   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 1999
                                                 REGISTRATION NO. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                         AMERITRADE HOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           47-0642657
             (State of incorporation)                      (I.R.S. Employer Identification No.)
                                                                     YVONNE M. KISIEL
              4211 SOUTH 102ND STREET                         AMERITRADE HOLDING CORPORATION
               OMAHA, NEBRASKA 68127                              4211 SOUTH 102ND STREET
                  (402) 331-7856                                   OMAHA, NEBRASKA 68127
    (Address, including zip code, and telephone                       (402) 331-7856
          number, including area code, of            (Name, address, including zip code, and telephone
     registrant's principal executive offices)      number, including area code, of agent for service)

                                   Copies to:



                             CAROL S. RIVERS, ESQ.
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                 (312) 782-0600


                             ----------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================
                                                                    PROPOSED     PROPOSED
                                                                     MAXIMUM      MAXIMUM
                                                       AMOUNTS      OFFERING     AGGREGATE      AMOUNT OF
                                                        TO BE       PRICE PER    OFFERING     REGISTRATION
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED    REGISTERED      UNIT         PRICE           FEE
- -----------------------------------------------------------------------------------------------------------
5.75% Convertible Subordinated Notes due August 1,
  2004...........................................    $200,000,000     100%     $200,000,000      $55,600
Class A common stock, par value $.01 per share...    6,142,470(1)      (2)          (2)            (2)
===========================================================================================================

(1) This number represents the number of shares of Class A common stock that are initially issuable upon conversion of the 5.75% Convertible Subordinated Notes due August 1, 2004 registered hereby. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered also includes an indeterminate number of shares of Class A common stock issuable as a result of stock splits, stock dividends and antidilution provisions.
(2) No additional consideration will be received for the Class A common stock, and, therefore, no registration fee is required pursuant to Rule 457(i).
                             ----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                Subject to Completion. Dated September 28, 1999.

                                  $200,000,000

                         AMERITRADE HOLDING CORPORATION
                     [AMERITRADE HOLDING CORPORATION LOGO]

            5.75% Convertible Subordinated Notes due August 1, 2004

               6,142,470 Shares of Class A Common Stock issuable
                          upon conversion of the Notes

                             ----------------------

     Holders of our 5.75% Convertible Subordinated Notes due August 1, 2004 may offer for sale the notes and the shares of our Class A common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the sale of the notes or shares by the selling holders.

     The holders of the notes may convert the notes into shares of Class A common stock at any time prior to the close of business on the maturity date of the notes, unless previously redeemed or repurchased, at a conversion rate of
30.7137 shares per $1,000 principal amount of notes (equivalent to an approximate conversion price of $32.56 per share), subject to adjustment in certain events. See "Description of Notes -- Conversion Rights".

     Interest on the notes is payable on February 1 and August 1 of each year, commencing on February 1, 2000. The notes will not be subject to redemption prior to August 6, 2002, and we may, at our option, redeem the notes on or after such date, in whole or in part, upon not less than 30 days nor more than 60 days notice to each holder, at the redemption prices set forth herein, plus accrued interest, if any, to the redemption date. See "Description of Notes -- Optional Redemption". The notes are not entitled to any sinking fund. The notes will mature on August 1, 2004.

     In the event of a Change in Control (as defined herein), each holder of notes may require us to repurchase its notes, in whole or in part, for cash or, at our option, Class A common stock (valued at 95% of the average closing bid prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of notes to be repurchased plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

     The notes are our unsecured obligations, subordinated in right of payment to all of our existing and future Senior Indebtedness (as defined herein) and effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. See "Description of Notes -- Subordination".

     The Class A common stock is quoted on The Nasdaq National Market under the symbol "AMTD". The last reported bid price of the Class A common stock on
September      , 1999 was $          per share.

     The notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

     Our Class B common stock, which is not being offered, is entitled to elect a majority of our board of directors. The Class A common stock is entitled to elect the remaining directors. See "Description of Capital Stock".

     See "RISK FACTORS" beginning on page 8 to read about factors you should consider before buying the notes or shares of the Class A common stock.

                             ----------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

                     Prospectus dated September     , 1999.

                                    SUMMARY

     The following summary highlights selected information from this prospectus and the documents incorporated by reference in this prospectus. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and the documents incorporated by reference in this prospectus before making an investment in the 5.75% Convertible Subordinated Notes due August 1, 2004 (the "Notes") or the Class A common stock. The terms "we", "us" and "our" as used in this prospectus refer to Ameritrade Holding Corporation ("Holding") and its operating subsidiaries Ameritrade (Inc.) ("Ameritrade"), Accutrade, Inc. ("Accutrade"), Advanced Clearing, Inc. ("Advanced Clearing"), AmeriVest, Inc. ("AmeriVest") and OnMoney Financial Services Corporation ("OnMoney"), collectively. Our fiscal year ends on the last Friday of each September. Unless otherwise indicated, dollar amounts have been rounded to the nearest one hundred thousand.

                                  OUR COMPANY

     We are a leading provider of online discount brokerage services. We provide technology-based brokerage services to retail investors through a variety of mediums, primarily through the Internet. Our services appeal to a broad market of self-directed retail investors who are value conscious. We use our low-cost platform to offer brokerage services to investors at prices that are significantly lower than prices offered by our major competitors. Our goal is to provide the best execution using the best information at the best value.

     We are an innovator in electronic brokerage services. We were the first brokerage firm to offer touch-tone trading in 1988 and the first to offer trading over the Internet in 1994. In 1997, we embarked upon an aggressive marketing campaign to build awareness of the Ameritrade brand and to attract investors to online trading. At the same time, we introduced our "8 bucks a trade" program and set a price standard among major online discount brokerage firms that remains in place today.

BUSINESS OPERATIONS

     Following is a summary of our operating subsidiaries:

     - AMERITRADE, our principal operating subsidiary, provides retail brokerage services targeted at value conscious investors who trade primarily through the Internet. Ameritrade offers a full range of trading services and focuses on providing a compelling price point and value to retail customers. In addition to the Internet, Ameritrade provides access to its services through automated touch-tone telephone systems, personal digital assistants and registered representatives. Ameritrade customers can invest in common and preferred stocks, mutual funds, options, corporate and municipal bonds, treasury obligations and other securities. Ameritrade also offers a wide range of informational services and educational tools to its customers.

     - ACCUTRADE also offers retail brokerage services, targeting investors who desire a higher degree of personalized customer service.

     - ADVANCED CLEARING provides clearing and execution services to Ameritrade and Accutrade, as well as to independent broker-dealers and other correspondents.

     - AMERIVEST provides wholesale discount brokerage services to depository institutions, including banks, savings and loans and credit unions.

     In addition, we are developing an Internet-based personal financial management system for individual investors through our OnMoney subsidiary.

BUSINESS STRATEGY

     Our business strategy is to capitalize on the growth of the online brokerage industry. The key elements of our business strategy are as follows:

     - Establish Ameritrade as the dominant brand in online trading;

     - Focus on online discount brokerage services;

     - Expand our capacity and infrastructure to meet expected increases in trading volume;

     - Continue to offer innovative technologies and service enhancements to our customers;

     - Be the lowest cost provider of quality brokerage services; and

     - Expand our access to international customers.

     Our principal executive offices are located at 4211 South 102nd Street, Omaha, Nebraska 68127, and our telephone number is (402) 331-7856.

                           SUMMARY OF THE SECURITIES

THE NOTES

Interest................................     Interest on the Notes is payable
                                             semi-annually on February 1 and
                                             August 1 of each year, commencing
                                             on February 1, 2000.

Conversion..............................     The Notes are convertible at the
                                             option of the holder into shares of
                                             Class A common stock at a
                                             conversion rate of 30.7137 shares
                                             of Class A common stock per $1,000
                                             principal amount of Notes
                                             (equivalent to an approximate
                                             conversion price of $32.56 per
                                             share), subject to adjustment in
                                             certain events.

                                             The Notes are convertible at any
                                             time prior to the close of business
                                             on the maturity date, unless
                                             previously redeemed or repurchased,
                                             at the conversion rate set forth
                                             above. Holders of Notes called for
                                             redemption or repurchase will be
                                             entitled to convert the Notes up to
                                             and including, but not after, the
                                             business day immediately before the
                                             date fixed for redemption or
                                             repurchase, as the case may be. See
                                             "Description of Notes -- Conversion
                                             Rights".

Subordination...........................     The Notes are subordinated to
                                             present and future Senior
                                             Indebtedness (as defined herein) of
                                             Holding. The Notes are also
                                             effectively subordinated in right
                                             of payment to all indebtedness and
                                             other liabilities of our
                                             subsidiaries. The Indenture (as
                                             defined herein) does not restrict
                                             the incurrence of Senior
                                             Indebtedness by Holding or
                                             indebtedness or other liabilities
                                             by any of our subsidiaries. See
                                             "Description of Notes --
                                             Subordination".

Global Note; Book-Entry System..........     The Notes were issued only in fully
                                             registered form without coupons and
                                             in minimum denominations of $1,000.
                                             The Notes are evidenced by a global
                                             note in fully registered form and
                                             without coupons, deposited with the
                                             Trustee (as defined herein) as
                                             custodian for the Depository Trust
                                             Corporation ("DTC"). Beneficial
                                             interests in the global note will
                                             be shown on, and transfers thereof
                                             will be effected only through,
                                             records maintained by DTC and its
                                             participants and indirect
                                             participants. See

                                             "Description of Notes -- Global
                                             Note; Book-Entry System".

Optional Redemption.....................     The Notes will not be subject to
                                             redemption at the option of Holding
                                             prior to August 6, 2002 and will be
                                             redeemable on and after such date
                                             at the option of Holding, in whole
                                             or in part, upon not less than 30
                                             nor more than 60 days notice to
                                             each holder of Notes at the prices
                                             set forth herein plus accrued and
                                             unpaid interest, if any, to the
                                             redemption date. See "Description
                                             of Notes -- Optional Redemption".

Repurchase at Option of Holders Upon a
Change in Control.......................     Upon a Change in Control, each
                                             holder of Notes will have the
                                             right, subject to certain
                                             conditions and restrictions, to
                                             require Holding to repurchase the
                                             Notes, in whole or in part, at 100%
                                             of the principal amount thereof,
                                             plus accrued interest to the
                                             repurchase date. The repurchase
                                             price is payable in cash or, at the
                                             option of Holding but subject to
                                             the satisfaction of certain
                                             conditions on the part of Holding,
                                             in shares of Class A common stock
                                             (valued at 95% of the average
                                             closing bid prices of the Class A
                                             common stock for the five trading
                                             days immediately preceding and
                                             including the third trading day
                                             prior to the repurchase date). See
                                             "Description of Notes -- Repurchase
                                             at Option of Holders Upon a Change
                                             in Control".

Events of Default.......................     Events of default include: (1)
                                             failure to pay principal of or
                                             premium, if any, on any Note when
                                             due, whether or not such payment is
                                             prohibited by the subordination
                                             provisions of the Notes and the
                                             Indenture; (2) failure to pay any
                                             interest on any Note when due,
                                             continuing for 30 days, whether or
                                             not such payment is prohibited by
                                             the subordination provisions of the
                                             Notes and the Indenture; (3)
                                             default in Holding's obligation to
                                             provide notice of a Change in
                                             Control, whether or not prohibited
                                             by the subordination provisions of
                                             the Notes and the Indenture; (4)
                                             failure to perform any other
                                             covenant of Holding in the
                                             Indenture, continuing for 60 days
                                             after written notice as provided in
                                             the Indenture; (5) any event of
                                             default, as defined in any
                                             agreement, indenture or instrument
                                             of Holding or any significant
                                             subsidiary evidencing indebtedness
                                             in
                                             excess of $25.0 million, shall have
                                             occurred and the indebtedness
                                             thereunder, if not already matured
                                             at its final maturity in accordance
                                             with its terms, shall have been
                                             accelerated; and (6) certain events
                                             of bankruptcy, insolvency or
                                             reorganization with respect to
                                             Holding or any significant
                                             subsidiary. See "Description of
                                             Notes -- Events of Default".

PORTAL Trading of Notes.................     The Notes are currently eligible
                                             for trading on the Private
                                             Offerings, Resales and Trading
                                             through Automated Linkages
                                             ("PORTAL") System of the National
                                             Association of Securities Dealers,
                                             Inc. ("NASD").

Use of Proceeds.........................     We will not receive any of the
                                             proceeds from the sale of the Notes
                                             by the selling holders. See "Use of
                                             Proceeds".

Federal Income Tax Consequences.........     The registration of the Notes and
                                             the Class A common stock will not
                                             result in any income, gain or loss
                                             to the holders of the Notes or to
                                             Holding.

THE CLASS A COMMON STOCK

Voting Rights...........................     Except as otherwise required by law
                                             and with respect to the election of
                                             directors, the holders of Class A
                                             common stock and the holders of
                                             Class B common stock have one vote
                                             per share and vote as a single
                                             class with respect to all matters
                                             submitted to a vote of the holders
                                             of common stock. The Class B common
                                             stock is not being offered hereby.
                                             The Class B common stock is
                                             entitled to elect a majority of our
                                             directors. The Class A common stock
                                             is entitled to elect the remainder
                                             of our directors. Except with
                                             respect to the ability to elect
                                             directors and the conversion rights
                                             discussed below, the Class A common
                                             stock and the Class B common stock
                                             are identical in all respects. If
                                             all shares of Class B common stock
                                             are converted into Class A common
                                             stock or if no shares of Class B
                                             common stock are otherwise
                                             outstanding, the holders of Class A
                                             common stock will be entitled to
                                             elect all of our directors, subject
                                             to any rights of the holders of
                                             preferred stock. See "Description
                                             of Capital Stock -- Common
                                             Stock -- Voting Rights".

Conversion of Class B Common Stock......     Each share of Class B common stock
                                             is convertible into one share of
                                             Class A common stock at any time at
                                             the election of the
                                             holder of the share of Class B
                                             common stock. Each share of Class B
                                             common stock automatically converts
                                             into one share of Class A common
                                             stock in the event of a transfer of
                                             the share of Class B common stock
                                             to any person other than J. Joe
                                             Ricketts, Marlene M. Ricketts, the
                                             lineal descendants of J. Joe
                                             Ricketts and Marlene M. Ricketts
                                             and their spouses or any trust or
                                             other person or entity that holds
                                             common stock for the benefit of any
                                             of those members of the Ricketts
                                             family (the "Control Group"). In
                                             addition, each share of Class B
                                             common stock automatically converts
                                             into one share of Class A common
                                             stock if the number of shares of
                                             outstanding common stock held by
                                             the Control Group falls below 20%
                                             of the number of shares of
                                             outstanding common stock. See
                                             "Description of Capital
                                             Stock -- Conversion Rights".

Dividends...............................     We have never declared or paid any
                                             cash dividends on our capital stock
                                             and do not anticipate paying any
                                             cash dividends to our stockholders
                                             in the foreseeable future.

Listing.................................     The Class A common stock is quoted
                                             on The Nasdaq National Market.

Nasdaq National Market Symbol...........     AMTD

Use of Proceeds.........................     We will not receive any of the
                                             proceeds from the sale of the Class
                                             A common stock by the selling
                                             holders. See "Use of Proceeds".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The information in the following table is based on historical financial information contained in this prospectus and incorporated by reference herein. The following summary financial information should be read in conjunction with this historical financial information, including the notes that accompany such financial information. Per share amounts have been adjusted to reflect a three-for-one stock split effective on July 2, 1999.

                                                                                FISCAL YEAR ENDED
                                                            ---------------------------------------------------------
                                                            SEPT. 30,   SEPT. 29,   SEPT. 27,   SEPT. 26,   SEPT. 25,
                                                              1994        1995        1996        1997        1998
                                                            ---------   ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues:
  Commissions and clearing fees...........................  $ 20,386    $ 23,977    $ 36,470    $ 51,937    $ 85,644
  Interest revenue........................................     9,856      16,297      22,518      36,623      66,716
  Investment income and other.............................     1,119       2,608       6,391       7,107      11,834
                                                            --------    --------    --------    --------    --------
        Total revenues....................................    31,361      42,882      65,379      95,667     164,194
  Interest expense........................................     3,912       7,862      11,040      18,429      29,279
                                                            --------    --------    --------    --------    --------
        Net revenues......................................    27,449      35,020      54,339      77,238     134,915
Pre-advertising operating expense.........................    14,012      19,348      28,385      41,842      90,770
Advertising expense.......................................     5,987       4,842       7,537      13,971      43,614
                                                            --------    --------    --------    --------    --------
        Total expenses excluding interest.................    19,999      24,190      35,922      55,813     134,384
Income before provision for income taxes..................     7,450      10,830      18,417      21,425         531
Provision for income taxes................................     2,619       3,799       7,259       7,603         321
                                                            --------    --------    --------    --------    --------
        Net income........................................  $  4,831    $  7,031    $ 11,158    $ 13,822    $    210
                                                            ========    ========    ========    ========    ========
Basic earnings per share..................................  $   0.03    $   0.05    $   0.07    $   0.08    $   0.00
Diluted earnings per share................................  $   0.03    $   0.05    $   0.07    $   0.08    $   0.00
Weighted average shares outstanding -- basic..............   154,271     153,766     153,766     165,227     174,188
Weighted average shares outstanding -- diluted............   154,271     153,766     153,766     165,233     174,465

                                                           SEPT. 30,   SEPT. 29,   SEPT. 27,   SEPT. 26,   SEPT. 25,
                                                             1994        1995        1996        1997         1998
                                                           ---------   ---------   ---------   ---------   ----------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and segregated investments..........................  $101,352    $125,456    $191,436    $373,286    $  527,982
Receivable from customers and correspondents, net........    99,627     130,187     166,075     325,407       647,122
Total assets.............................................   216,991     287,105     401,679     757,357     1,290,402
Payable to customers and correspondents..................   198,539     251,862     356,943     666,279     1,136,082
Total long-term debt.....................................        --       7,097       4,853          --        11,000
Stockholders' equity.....................................    12,473      19,504      30,662      66,989        84,572

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in the Notes or the Class A common stock.

OUR BUSINESS COULD BE HARMED BY MARKET FLUCTUATIONS AND OTHER SECURITIES INDUSTRY RISKS

     Substantially all of our revenues are derived from discount securities brokerage and clearing and execution services. Like other brokerage businesses, we are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. We are particularly affected by volatility in technology and Internet-related stocks because a significant portion of our customers invest in these types of stocks. In recent months, the U.S. securities markets have fluctuated considerably. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Reduced trading volumes and prices have historically resulted in reduced transaction revenues. In addition, when trading volume is low, our profitability may be adversely affected because our overhead is substantially fixed.

THE MARKET PRICE OF THE CLASS A COMMON STOCK WILL FLUCTUATE AND COULD FLUCTUATE SIGNIFICANTLY

     The Class A common stock has experienced significant price fluctuations in recent months. The stock market in general also has experienced substantial price and volume fluctuations. The market prices of securities of Internet-related companies, in particular, have been especially volatile. The price of the Class A common stock could decrease substantially from its current level. In addition, because the market price of our Class A common stock tends to fluctuate significantly, we may become the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of management's attention and resources.

SYSTEMS FAILURES AND DELAYS COULD HARM OUR BUSINESS

     We receive and process trade orders through a variety of electronic mediums, including the Internet, personal digital assistants and automated touch-tone telephone systems. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism and similar events. Extraordinary trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail. We have experienced periods of extremely high trading volume that has caused individual system components or processes to fail, resulting in the temporary unavailability of our Web site for online trading and delays in our telephone systems. On some other occasions, high trading volume has caused significant delays in executing trading orders, resulting in some customers' orders being executed at prices they did not anticipate. In September 1998, we became subject to a putative class action lawsuit resulting from systems failures and delays. In addition, from time to time, we reimburse our customers for losses incurred in connection with systems failures and delays. During the quarter ended December 31, 1998, we paid $3.1 million to customers for execution price adjustments as a result of systems failures and delays. Systems failures and delays may occur again in the future and could cause:

     - unanticipated disruptions in service;

     - slower response times;

     - decreased customer service and customer satisfaction; and

     - harm to our reputation;

which could result in:

     - loss of customers;

     - increased operating expenses;

     - financial losses;

     - additional litigation or other customer claims; and

     - regulatory sanctions.

CAPACITY CONSTRAINTS OF OUR SYSTEMS COULD HARM OUR BUSINESS

     As our business grows, we will need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. Many of our systems are designed to accommodate additional growth without redesign or replacement; however, we will need to make significant investments in additional hardware and software to accommodate growth. We may not be able to project accurately the rate or timing of growth in our business, or the cost to expand and upgrade our systems and infrastructure to accommodate any growth in a timely manner. Failure to make necessary expansions and upgrades to our systems and infrastructure could lead to failures and delays, which could have a material adverse effect on our business, financial condition and results of operations.

SUBSTANTIAL COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     The market for discount brokerage services, particularly electronic brokerage services, is new, rapidly evolving and competitive. We expect the competitive environment to continue in the future. We may not be able to compete effectively with current or future competitors, which could have a material adverse effect on our business, financial condition and results of operations. We face direct competition from numerous discount brokerage firms, many of which provide online services. We also encounter competition from the broker-dealer affiliates of established full-commission brokerage firms as well as from financial institutions, mutual fund sponsors and other organizations, some of which provide or have announced that they intend to provide online discount brokerage services. Some of our competitors have greater financial, technical, marketing and other resources than we do. Some of our competitors offer a wider range of services and financial products than we do and have greater name recognition and a more extensive customer base than we do. We believe that the general financial success of companies within the online securities industry will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial information and others. These companies may provide a more comprehensive suite of services than we do. In addition, our clearing operations compete with numerous firms that provide clearing and execution services to the securities industry.

WE MAY BE UNABLE TO MANAGE OUR RAPID GROWTH EFFECTIVELY

     We have rapidly and significantly expanded our operations and anticipate that continued expansion will be required to realize our growth strategy. Our rapid growth has placed significant demands on our management and other resources and these demands are likely to continue. If we are unable to effectively manage our future growth, we may not be able to achieve the rate of growth that we have experienced in the past. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we currently need to hire a significant number of technical personnel and customer service representatives. Most of our competitors face similar staffing shortages, which makes the competition for qualified employees particularly intense. We also will need to improve existing systems and/or implement new systems for operational and financial management and training, integrating and managing our growing employee base.

OUR FUTURE OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     We may experience significant variation in our future quarterly results of operations. These fluctuations may result from:

     - the timing and size of advertising campaigns;

     - introductions of or enhancements to online investing services by us or our competitors;

     - changes in trading volume in securities markets;

     - changes in pricing policies by us or our competitors;

     - disruptions or problems in our services to customers;

     - changes in our business strategy;

     - changes in the level of operating expenses needed to support projected growth;

     - actions taken by us that negatively affect short-term results but may benefit long-term results; and

     - general economic conditions.

Due to these factors, quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of our future performance. In addition, our future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of the Class A common stock.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. Our operations and profitability may be directly affected by:

     - additional legislation;

     - changes in rules promulgated by the Securities and Exchange Commission (the "SEC"), the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations; or

     - changes in the interpretation or enforcement of existing laws and rules.

     The SEC, the NASD and other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations.

     Recently, various regulatory and enforcement agencies have been reviewing systems capacity, customer access, best execution practices, other service issues and advertising claims as they relate to the discount and online brokerage industry. These reviews could result in enforcement actions or new regulations, either of which could have a material adverse effect on our business, financial condition and results of operations.

     Securities industry regulators are currently reviewing the extent to which clearing firms, such as Advanced Clearing, will be held accountable for the improper activities of introducing brokers for which they provide clearing services. Our procedures may not be sufficient to protect us from liability for the acts of introducing brokers under current or future laws and regulations.

     In addition, we use the Internet as a major distribution channel to provide services to our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with issues such as user privacy and the pricing, content and quality of products and services. These laws and regulations might increase our cost of using, or limit our ability to use, the Internet as a distribution channel. As a result, the adoption of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

     We intend to expand our business in U.S. securities to other countries. We will need to comply with the relevant regulations of each country in which we conduct business. Our international expansion may be limited by the compliance requirements of these jurisdictions.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON CONTINUED GROWTH OF INTERNET COMMERCE

     The market for online discount brokerage services is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. A significant portion of our growth is related to acceptance of the Internet as a method of commerce. The failure of commerce on the Internet to grow at projected rates could have a material adverse effect on our business, financial condition and results of operations.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. The failure to develop and maintain the Internet's infrastructure could have a material adverse effect on our business, financial condition and results of operations. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our Web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity.

WE ARE HIGHLY DEPENDENT ON OUR KEY PERSONNEL

     We are highly dependent on a small number of key executive officers. We have entered into employment agreements with our key executive officers but do not maintain "key person" life insurance policies on any of our officers. Our success has been, and will be, dependent to a large degree on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. Competition for these personnel is intense. The loss of the services of any of our key executive officers or the inability to identify, hire and retain other highly qualified technical and managerial personnel in the future could have a material adverse effect on our business, financial condition and results of operations.

THE RICKETTS FAMILY CONTROLS ALL FUNDAMENTAL MATTERS AFFECTING US

     J. Joe Ricketts, our Chairman and Co-Chief Executive Officer, his family members and trusts held for their benefit (collectively, the "Ricketts Family") own approximately 58.3% of the Class A common stock and all of the Class B common stock, which constitute approximately

62.2% of the common stock. As a result, the Ricketts Family has the ability to control all fundamental matters affecting us, including:

     - the election of the majority of our directors;

     - the sale of substantially all of our assets;

     - the merger of Holding with another entity;

     - an amendment to our certificate of incorporation;

     - the future issuance of common stock or other securities; and

     - the declaration of any dividend payable on the common stock.

In addition, the Ricketts Family could convert a portion of its Class B common stock into Class A common stock and subsequently dispose of such shares, thereby substantially reducing its economic interest in Holding while retaining the ability to elect the majority of our directors.

WE WILL NEED TO INTRODUCE NEW PRODUCTS AND SERVICES TO REMAIN COMPETITIVE

     Our future success depends in part on our ability to develop and enhance our products and services. There are significant technical and financial risks in the development of new or enhanced products and services, including the risk that we will be unable to:

     - effectively use new technologies;

     - adapt our products and services to emerging industry standards; or

     - develop, introduce and market new or enhanced products and services.

If we are unable to develop and introduce enhanced or new products and services quickly enough to respond to market or customer requirements, or if our products and services fail to achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER CHANGES

     The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

CHANGES IN PAYMENTS FOR ROUTING OUR CUSTOMERS' ORDERS COULD ADVERSELY AFFECT OUR BUSINESS

     We have arrangements with several execution agents to receive cash payments in exchange for routing trade orders to these firms for execution. We expect these payments to continue to decrease on a per trade basis, which could have a material adverse effect on our business, financial condition and results of operations. Receiving payments for routing customers' orders may not continue to be permitted by the SEC, the NASD or other governmental and regulatory agencies and courts. Furthermore, competition between execution agents and the implementation by the SEC of order handling rules in January 1997 has made it less profitable for execution agents to offer order flow payments to broker-dealers.

OUR NETWORKS MAY BE VULNERABLE TO SECURITY RISKS

     The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

YEAR 2000 RISKS MAY HARM OUR BUSINESS

     Many computer systems were not designed to handle dates beyond the year 1999. These systems, if not modified or replaced, could fail or create erroneous results by or at the Year 2000. We have implemented a plan to address Year 2000 problems with our own systems. However, if we are unable to make our systems Year 2000 compliant on a timely basis or if the costs associated with addressing Year 2000 issues are greater than planned, our business, financial condition and results of operations could be materially adversely affected. In addition, our operations rely heavily on the integrity of computer systems of third parties, such as broker-dealers, clearinghouses, stock exchanges and online and Internet service providers. A systems failure affecting any of these parties due to Year 2000 issues would interfere with the trading process and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

WE MUST COMPLY WITH NET CAPITAL REQUIREMENTS

     The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is an SEC-defined measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. All of our broker-dealer subsidiaries are required to comply with the net capital requirements. If we fail to maintain the required net capital, the SEC could suspend or revoke our registration, or the NASD could expel us from membership, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and results of operations.

OUR CLEARING OPERATIONS EXPOSE US TO LIABILITY FOR ERRORS IN CLEARING FUNCTIONS

     Advanced Clearing provides clearing and execution services to each of our discount brokerage businesses, as well as to independent broker-dealers, depository institutions, registered investment advisors and financial planners. Clearing services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. As a clearing broker, Advanced Clearing also assumes direct responsibility for the possession and control of customer securities and other assets and the clearance of customer securities transactions. Self-clearing securities firms are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of our competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers and introducing brokers, could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

WE ARE EXPOSED TO CREDIT RISK

     We make margin loans to customers collateralized by customer securities and periodically borrow securities to cover trades. By permitting customers to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by us could fall below the amount of a customer's indebtedness. The inability of customers to repay their margin loans could result in material losses to us. A significant portion of our net revenues is derived from interest on margin loans. To the extent that these margin loans exceed customer cash balances maintained with us, we generally must obtain financing from third parties. We may not be able to obtain such financing on favorable terms or in sufficient amounts.

WE MUST PROTECT OUR INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent to a significant degree on fully protecting our intellectual property, which includes our proprietary technology, trade identity and customer base. We rely on all modes of intellectual property protection to protect our intellectual property, including copyright, trade secret, trademark, domain name, patent and contract law. Notwithstanding the precautions taken by us to protect our intellectual property, it is possible that third parties may misappropriate, obtain, copy or use without authorization, or otherwise infringe upon, our intellectual property. It is also possible that third parties may independently develop intellectual property similar to ours. Policing unauthorized use of our intellectual property may be difficult because of difficulties in controlling the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford different, and possibly inadequate, protection of our intellectual property.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS INVOLVE RISKS

     We intend to pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

     - difficulties in assessing values for acquired businesses and technologies;

     - difficulties in the assimilation of acquired operations and products;

     - diversion of management's attention from other business concerns;

     - assumption of unknown material liabilities of acquired companies;

     - amortization of acquired intangible assets, which could reduce future reported earnings; and

     - potential loss of customers or key employees of acquired companies.

We may not be able to integrate successfully any operations, personnel, services or products that we acquire in the future. In addition, we have established a number of strategic relationships with online service providers and information service providers. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

WE MAY NOT SUCCEED IN INTERNATIONAL MARKETS

     We have limited experience in providing brokerage services internationally. We may not succeed in marketing our services in international markets. In addition, there are risks inherent in doing business in some international markets that may include:

     - less developed technological infrastructures;

     - lower customer acceptance of, or access to, electronic channels;

     - regulatory requirements, tariffs and other trade barriers;

     - reduced protection for intellectual property rights;

     - difficulties in staffing and managing foreign operations;

     - less developed automation in exchanges, depositories and clearing systems;

     - fluctuations in currency exchange rates; and

     - potentially adverse tax consequences.

Any of the factors described above could have a material adverse effect on our future international operations.

CERTAIN PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW COULD MAKE A TAKEOVER MORE DIFFICULT

     Our certificate of incorporation, bylaws and Delaware corporate law contain provisions that might make it more difficult for someone to acquire control of us in a transaction not approved by our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board of directors. The existence of these provisions could adversely affect the market price of the Class A common stock. In addition, these provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For a description of these provisions, see "Description of Capital Stock".

THE NOTES ARE SUBORDINATED TO OTHER DEBT

     The Notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an Event of Default and in specific other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the Notes. As of June 25, 1999, we had approximately $58 million of indebtedness outstanding that would have constituted Senior Indebtedness. As of June 25, 1999, our subsidiaries had approximately $2.1 billion of indebtedness and other liabilities. We anticipate that from time to time we will incur additional indebtedness, including Senior Indebtedness. See "Description of Notes -- Subordination".

LIMITATIONS ON REDEMPTION OF THE NOTES UPON CHANGE IN CONTROL

     Upon a Change in Control, each holder of the Notes has the right, at the holder's option, to require us to redeem all or a portion of the holder's Notes. If a Change in Control were to occur, we may not have sufficient funds to pay the redemption price for all Notes tendered by holders. Our revolving credit agreement and other agreements relating to other indebtedness, including other Senior Indebtedness, to which we are or may become a party may contain restrictions on the payment of the redemption price while the indebtedness is outstanding. In the event a Change in Control occurs at a time when we are prohibited from purchasing or redeeming the Notes, we could seek the consent of the holders of the indebtedness to purchase or redeem the Notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay these borrowings in full, we would remain prohibited from purchasing or redeeming the Notes. Our failure to redeem the tendered Notes would constitute an Event of Default, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. The term "Change in Control" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the Notes upon a Change in Control does not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

OUR DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR BUSINESS OPERATIONS

     We are required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. We may not be able to generate sufficient cash flow, which would have a material adverse effect on our ability to make payments on the Notes and on our business, financial condition and results of operations.

ABSENCE OF PUBLIC MARKET FOR THE NOTES AND RESTRICTIONS ON RESALE

     There is no public trading market for the Notes. Although the initial purchaser of the Notes has advised us that it currently intends to make a market in the Notes, it is not obligated to do so and may discontinue its market making at any time without notice. In addition, its market making activity will be subject to the limits imposed by the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, there can be no assurance that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially adversely affected.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend that the forward-looking statements be covered by the safe harbor provisions for forward-looking statements in these sections. In some cases, you can identify these statements by our use of forward-looking words such as "may", "will", "should", "anticipate", "estimate", "expect", "plan", "believe", "predict", "potential" or "intend". You should be aware that these statements only reflect our expectations. Actual events or results may differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors". We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                        FISCAL YEAR ENDED                        NINE MONTHS ENDED
                                    ---------------------------------------------------------   -------------------
                                    SEPT. 30,   SEPT. 29,   SEPT. 27,   SEPT. 26,   SEPT. 25,   JUNE 26,   JUNE 25,
                                      1994        1995        1996        1997        1998        1998       1999
                                    ---------   ---------   ---------   ---------   ---------   --------   --------
Ratio of Earnings to Fixed
  Charges.........................      2.78        2.33        2.60        2.10        1.02         --       1.94
                                     =======     =======     =======     =======     =======    =======    =======
Deficiency of Earnings Available
  to Cover Fixed Charges..........        --          --          --          --          --    $(8,553)        --
                                     =======     =======     =======     =======     =======    =======    =======

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the Notes or Class A common stock by the selling holders.

                                SELLING HOLDERS

     The Notes were originally issued by Holding and sold by Goldman, Sachs & Co. as the initial purchaser in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and the Class A common stock into which the Notes are convertible.

     The following table sets forth information, as of October   , 1999, with
respect to the selling holders and the principal amounts of Notes and amounts of Class A common stock beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or Class A common stock into which the Notes are convertible. Because the selling holders may offer all or some portion of the Notes or the Class A common stock, no estimate can be given as to the amount of the Notes or the Class A common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes or Class A common stock since the date on which they provided the information regarding their Notes or Class A common stock in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our Class A common stock assuming conversion of a selling holder's Notes.

                                                  PRINCIPAL AMOUNT        CLASS A
                                                      OF NOTES          COMMON STOCK       CLASS A
                                                    BENEFICIALLY       OWNED PRIOR TO    COMMON STOCK
ACCOUNT NAME                                      OWNED AND OFFERED     THE OFFERING       OFFERED
- ------------                                      -----------------    --------------    ------------


                              DESCRIPTION OF NOTES

     The Notes were issued under an Indenture, as supplemented by a supplemental indenture, each dated as of August 4, 1999 (together, the "Indenture"), between Holding and The Bank of New York, as Trustee (the "Trustee"). You may request a copy of the Indenture from the Trustee at the Corporate Trust office of the Trustee in the Borough of Manhattan. This section summarizes the provisions of the Notes and the Indenture and the related registration rights agreement. You should refer to these documents for more detailed information.

GENERAL

     Holding issued $200,000,000 aggregate principal amount of Notes. The Notes are unsecured subordinated obligations of Holding. The Notes mature on August 1, 2004 and will be payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate of 5.75% per annum from August 4, 1999, payable semiannually on February 1 and August 1 of each year, commencing on February 1, 2000. Interest payable per $1,000 principal amount of Notes for the partial period from August 4, 1999 to February 1, 2000 will be $28.27. Interest payable per $1,000 principal amount of Notes for subsequent periods ending on February 1 or August 1 will be $28.75.

     The Notes are currently convertible into Class A common stock initially at the conversion rate of 30.7137 shares per $1,000 principal amount of Notes, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights", at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased.

     The Notes were offered and sold by the initial purchaser to qualified institutional buyers as defined in Rule 144A under the Securities Act.

GLOBAL NOTE; BOOK-ENTRY SYSTEM

     The Notes are evidenced by one or more global notes in definitive, fully registered form without interest coupons, and were deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Holders who are participants in DTC may hold interests in the global note directly through DTC or indirectly through organizations that are participants. Holders who are not participants in DTC may beneficially own interests in the global note held by DTC only through participants in DTC or various banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. Transfers between participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Holding will pay interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, as described below, to Cede, the nominee for DTC, as the registered owner of the global note, by wire transfer of immediately available funds on each relevant payment date. Neither we nor the Trustee has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note, including for any delay by DTC or any participant or indirect participant in identifying the beneficial ownership interests, and Holding and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC as the registered holder of the global note for all purposes.

     DTC has informed us that its practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the global note, unless DTC has reason to believe that it will not receive payment. Only the participants are responsible for payments to owners of beneficial interests held through them.

     Redemption notices shall be sent to Cede. If less than all the Notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant in such issue to be redeemed.

     Neither DTC nor Cede will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, a person or entity having a beneficial interest in the global note may be unable to pledge its interest to persons or entities that do not participate in the DTC book-entry system, and other actions related to their interest may be affected, due to the lack of a physical certificate evidencing their interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose accounts with DTC interests in the global note are credited. DTC will only take action in respect of the portion of the principal amount of the Notes represented by the global note as to which the participant or participants has or have given direction.

     DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Various participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. Neither we, the Trustee nor any of our or their respective agents are responsible for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the global note.

     So long as DTC, or its nominee, is the registered owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner or holder of the Notes represented by the global note. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have Notes represented by the global note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the legal owners or holder of the Notes under the Indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if such person is not a participant, those of the participant through which that person owns its interests, in order to exercise any rights of a holder under the Indenture or the holder's Note.

     A global note is exchangeable for definitive Notes in registered certificated form if:

     - DTC notifies Holding that it is unwilling or unable to continue as depositary for Holding's global note or has ceased to be a clearing agency registered under the Exchange Act;

     - Holding notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form; or

     - there shall have occurred and be continuing a default or an event of default with respect to the Notes.

     In all cases, certificated Notes delivered in exchange for any global note will be registered in the names, and issued in any approved denominations, required by or on behalf of the depositary.

CONVERSION RIGHTS

     You may convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Class A common stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 30.7137 shares of Class A common stock per $1,000 principal amount of Notes. This is equivalent to an approximate conversion price of $32.56 per share of Class A common stock, subject to adjustment in certain events as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or the repurchase date, as the case may be.

     You may convert a Note by delivering the Note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion. A form of such notice of conversion can be obtained at the office of the Trustee at its Corporate Trust Office in New York City. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are delivered.

     As promptly as practicable on or after the conversion date, Holding will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Class A common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The shares of Class A common stock issuable upon conversion of the Notes will be fully paid and nonassessable and will rank equal to the other shares of Class A common stock outstanding.

     If you surrender a Note for conversion on or after a record date for interest payments, but before the next interest payment date, the Note generally must be accompanied by payment equal to the interest payable on the next interest payment date. In such case, you will be paid interest on the next interest payment date notwithstanding the conversion. If you surrender a Note for conversion on a date that is before a record date for interest payments and on or after the prior interest payment date, you generally will not receive any interest for the period from the prior interest payment date to the date of conversion or for any later period. In addition, holders of Class A common stock issued upon conversion will not be entitled to receive any dividends payable to holders of Class A common stock as of any record time or date before the close of business on the conversion date.

     A holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Class A common stock on conversion. However, if the Class A common stock will be issued or delivered in a name other than that of the holder of the Note, the holder will be required to pay any tax or duty which may be payable in respect of the transfer.

Certificates representing shares of Class A common stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

     The conversion rate is subject to adjustment in certain events, including:

     - dividends and other distributions payable in Class A common stock on shares of Class A common stock;

     - the issuance to all holders of Class A common stock of rights, options or warrants entitling them to subscribe for or purchase Class A common stock at less than the then current market price;

     - subdivisions, combinations and reclassifications of Class A common stock;

     - distributions to all holders of Class A common stock of evidences of indebtedness of Holding, shares of capital stock, cash or assets, including securities, but excluding: those dividends, rights, and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations resulting in a reclassification, conversion, exchange or cancellation of Class A common stock;

     - distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the bullet point immediately above, or cash distributed upon a merger or consolidation as described in the bullet point immediately above) to all holders of Class A common stock in an aggregate amount that, combined together with (A) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by Holding or any of its subsidiaries for Class A common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Holding's market capitalization and

     - the successful completion of a tender offer by Holding or any of its subsidiaries for Class A common stock which involves an aggregate consideration that, together with (A) cash and other consideration payable in a tender offer by Holding or any of its subsidiaries for Class A common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the amount of any all-cash distributions referred to in the bullet point immediately above to all holders of Class A common stock within the 12 months preceding the expiration of that tender offer for which no adjustment was made, exceeds 10% of Holding's market capitalization on the expiration of the tender offer.

     Holding reserves the right to make increases in the conversion rate in addition to those required as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. Holding will compute any adjustments to the conversion rate and will give notice by mail to Holders of the Notes of any adjustments.

     If Holding is consolidated or merged with another entity that results in the reclassification, conversion, exchange or cancellation of its Class A common stock, or if Holding sells or transfers all or substantially all of its assets, each Note will automatically become convertible only into the consideration receivable upon such consolidation, merger, sale or transfer by the holders of the Class A common stock.

     If Holding makes a distribution of property to its stockholders that would be taxable to them as a dividend for United States federal income tax purposes and the number of shares into which Notes are convertible is increased, the increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Notes.

SUBORDINATION

     All payments on the Notes are subordinated to the prior payment in full of all Senior Indebtedness of Holding. As of June 25, 1999, Holding had approximately $58 million of outstanding Senior Indebtedness. In addition, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of Holding's subsidiaries. As of June 25, 1999, Holding's subsidiaries had approximately $2.1 billion of liabilities and other obligations (excluding liabilities that would not appear on a consolidating balance sheet of any such subsidiary and intercompany liabilities).

     The Indenture does not limit Holding's or its subsidiaries' ability to incur Senior Indebtedness or any other indebtedness.

     "Senior Indebtedness" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding), rent and end-of-term payments payable on, and all fees and other amounts payable in connection with, the following, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (1) indebtedness of Holding evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (2) all obligations of Holding for money borrowed, (3) all obligations of Holding evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (4) obligations of Holding (A) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (B) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, (5) all obligations of Holding under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements, (6) all obligations of Holding with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing), (7) all obligations of Holding issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business), (8) all obligations of the type referred to in clauses (1) through (7) above of another person and all dividends of another person, the payment of which, in either case, Holding has assumed or guaranteed, or for which Holding is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on the property of Holding and (9) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (1) through (8) of this paragraph; provided, however, that Senior Indebtedness shall not include the Notes or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Notes.

     In addition, the subordination provisions of the Indenture prevent Holding from making any payments on the Notes if:

     - Holding fails to pay any amounts due on any Designated Senior Debt, as defined below, beyond the applicable grace period; or

     - any other event of default occurs and is continuing under any Designated Senior Debt that permits its holders to accelerate the maturity of that debt, and the Trustee receives a payment blockage notice of the default from Holding, a holder of the Designated Senior Debt or other persons permitted to give notice under the Indenture.

     Holding may resume making payments on the Notes once a payment default on the Designated Senior Debt is cured or waived.

     Holding may also resume making payments on the Notes following a nonpayment default on the Designated Senior Debt on the earlier of the date on which the default is cured or waived or 179 days after the date on which the payment blockage notice is received. No new payment blockage period may be commenced unless:

     - 365 days have passed since the Trustee's receipt of the prior payment blockage notice; and

     - all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash.

     Any nonpayment default that exists or is continuing on the date of delivery of any payment blockage notice to the Trustee shall not be, or be made, the basis for any subsequent payment blockage notice.

     "Designated Senior Debt" means Holding's obligations in respect of (1) Holding's revolving credit agreement or (2) any Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which Holding is a party) expressly provides that such indebtedness shall be "Designated Senior Debt" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Debt).

     In addition, upon any acceleration of the principal due on the Notes as a result of an event of default or payment or distribution of assets of Holding to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshalling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings of Holding, all amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. As a result, in the event of insolvency, creditors of Holding who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, which may result in a reduction or elimination of payments to the Holders of the Notes.

OPTIONAL REDEMPTION

     Holding may not redeem the Notes prior to August 6, 2002. Holding may redeem the Notes on and after August 6, 2002, in whole or in part, upon not less than 30 nor more than 60 days notice to each holder, at the prices set forth below.

     The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on August 6 of the years indicated below:

                                                              REDEMPTION
YEAR                                                            PRICE
- ----                                                          ----------
2002........................................................   102.30%
2003........................................................   101.15%

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

     No sinking fund is provided for the Notes.

PAYMENT AND CONVERSION

     The principal of the Notes will be payable in U.S. dollars when the Notes are surrendered at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Payment will be made by check drawn on a bank in New York City, or, if requested by holders with more than $2,000,000 of Notes, by transfer to a dollar account maintained by the holder with a bank in New York City. Interest payments on each Note will be made to the person in whose name the Note is registered at the close of business on the January 15 or the July 15 immediately preceding the relevant interest payment date. Interest payments are payable in U.S. dollars and made by a dollar check drawn on a bank in New York City mailed to the holder at the holder's registered address. In addition, if requested by a holder with more than $2,000,000 of Notes, interest payments may be made by transfer to an account maintained by the holder with a bank in New York City. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

     Payments on any global note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee. Under the terms of the Indenture, Holding and the Trustee will treat the persons in whose names the Notes, including the global note, are registered as the owners of the Notes or the global note, as the case may be, for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither Holding, the Trustee nor any agent of Holding or the Trustee has or will have any responsibility or liability for any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note.

     Any payment on the Notes due on any day which is not a business day need not be made on such day, but may be made on the next succeeding business day.

     Notes may be surrendered for conversion at the Corporate Trust Office in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under " -- Conversion Rights".

     Holding has initially appointed the Trustee as paying agent and conversion agent. Holding may at any time terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to Holding as provided in the Indenture, it will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "-- Notices" below.

     All moneys deposited with the Trustee or any paying agent, or then held by Holding, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to Holding and the holder of the Note will then look only to Holding for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a Change in Control occurs, then each holder of Notes shall have the right to require that Holding purchase the holder's Notes, in whole or in part, in integral multiples of $1,000, at a repurchase price in cash, in an amount equal to 100% of the principal amount of such Notes or portion thereof, plus accrued and unpaid interest, if any, to the date of purchase. Within 30 days following the Change in Control, Holding will mail an offer to purchase to each holder describing the transaction or transactions that constitute the Change in Control and offering to purchase Notes on the date specified in the offer to purchase.

     Holding may, at its option, in lieu of paying the repurchase price in cash, pay the repurchase price in Class A common stock valued at 95% of the average of the closing bid prices of the Class A common stock for the five trading days immediately preceding and including the third day prior to the repurchase date; provided, that payment may not be made in Class A common stock unless Holding satisfies certain conditions with respect to such payment prior to the repurchase date as provided in the Indenture.

     Except as otherwise provided below, a "Change in Control" means:

          - the acquisition by any person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) other than the Ricketts Family of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of Holding entitling such Person to elect a majority of the board of directors of Holding, other than any such acquisition by Holding, any subsidiary of Holding or any employee benefit plan of Holding; or

          - any consolidation or merger of Holding with or into any other person, any merger of another person into Holding or any conveyance, sale, transfer or lease of all or substantially all of the assets of Holding to another person other than:

             - any such transaction which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of Holding and pursuant to which the holders of the Class A common stock and Class B common stock of Holding immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and

             - any merger which is effected solely to change the jurisdiction of incorporation of Holding and results in a reclassification, conversion or exchange of outstanding shares of Class A common stock solely into shares of common stock.

A Change in Control will not be deemed to have occurred if:

     - the closing bid price per share of the Class A common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under the first bullet point above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under the second bullet point above) equals or exceeds 105% of the conversion price of the Notes in effect on each such trading day; or

     - all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation constituting the Change in Control consists of shares of common stock traded on a national securities exchange or on The Nasdaq National Market (or will be so traded or quoted immediately following the Change in Control). "Beneficial ownership" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. Holding will comply with this rule to the extent applicable at that time.

     Holding may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by Holding may, to the extent permitted by applicable law and subject to restrictions contained in the Purchase Agreement, be re-issued or resold or may, at Holding's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be re-issued or resold and will be canceled promptly.

     Holding will not be required to make an offer to purchase upon a Change in Control if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to the offer to purchase made by Holding and purchases all Notes validly tendered and not withdrawn under such offer to purchase.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving Holding that may adversely affect Holders.

     Holding's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that Holding would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture Holding may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Class A common stock, Holding's ability to repurchase Notes may be limited or prohibited by the terms of borrowing arrangements, including Holding's revolving credit agreement and other Senior Indebtedness existing at the time of a Change in Control. Holding's ability to repurchase Notes with cash may also be limited by the terms of its subsidiaries' borrowing arrangements due to dividend restrictions. Any failure by Holding to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of Holding. Moreover, the occurrence of a Change in Control could result in an event of default under the terms of Holding's revolving credit agreement or under the terms of other Senior Indebtedness of Holding. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. In addition, Holding's repurchase of Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which Holding may enter into from time to time, including agreements relating to Senior Indebtedness. See "-- Subordination".

MERGERS AND SALES OF ASSETS BY HOLDING

     Holding may not consolidate with or merge into any other person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any person unless:

     - the person formed by such consolidation or into or with which Holding is merged or the person to which the properties and assets of Holding are so conveyed, transferred, sold or leased shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if other than Holding, shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of Holding under the Indenture and

     - immediately after giving effect to that transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

EVENTS OF DEFAULT

     The following will be events of default under the Indenture:

     - failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture;

     - failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture;

     - failure to provide an offer to purchase in the event of a Change in Control whether or not such Offer to Purchase is prohibited by the subordination provisions of the Notes and the Indenture;

     - failure to perform any other covenant of Holding in the Indenture continuing for 60 days after written notice as provided in the Indenture;

     - any default by Holding or any significant subsidiary in the payment of the principal, premium, if any, or interest has occurred with respect to amounts in excess of $25 million under any agreement, indenture or instrument evidencing indebtedness when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holder of such indebtedness shall have the right to accelerate such indebtedness;

     - any event of default as defined in any agreement, indenture or instrument of Holding or any significant subsidiary evidencing indebtedness in excess of $25 million shall have occurred and the indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated; and

     - certain events of bankruptcy, insolvency or reorganization with respect to Holding or any significant subsidiary.

     If an event of default (other than with respect to the bankruptcy, insolvency or reorganization of Holding) shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may accelerate the maturity of all Notes. However, after acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul the acceleration if all events of default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an event of default with respect to the bankruptcy, insolvency or reorganization of Holding occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall automatically become immediately due and payable without any declaration or other act on the part of the holders of the Notes or the Trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver".

     The holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless:

     - the holder shall have previously given to the Trustee written notice of a continuing event of default; and

     - the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

     Holding will be required to furnish to the Trustee annually a statement as to the performance by Holding of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

     The Indenture contains provisions for convening meetings of the Holders of Notes to consider matters affecting their interests.

     Limited modifications of the Indenture may be made without the necessity of obtaining the consent of the holders of Notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by Holding may be waived, either:

     - with the written consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding or

     - by the adoption of a resolution, at a meeting of holders of the Notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the Notes represented at such meeting.

     However, the consent of the holder of each outstanding Note affected is required to approve modifications or amendments of the Notes that would:

     - change the stated maturity of the principal of, or any installment of interest on, any Note,

     - reduce the principal amount of, or the premium, if any, or interest on, any Note,

     - reduce the amount payable upon a redemption or mandatory repurchase,

     - modify the provisions with respect to the repurchase right of the holder in a manner adverse to the Holders,

     - change the currency of payment of principal of, premium, if any, or interest on, any Note,

     - except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of Holding, adversely affect the right of holders to convert any of the Notes or to require Holding to repurchase any Note other than as provided in the Indenture,

     - modify the subordination provisions in a manner adverse to the holders of the Notes,

     - reduce the above stated percentage of outstanding Notes necessary to modify or amend the Indenture,

     - reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults,

     - reduce the percentage in aggregate principal amount of outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of holders of Notes at which a resolution is adopted or

     - modify the obligation of Holding to deliver information required under Rule 144A to permit resales of Notes and Class A common stock issuable upon conversion thereof in the event

Holding ceases to be subject to certain reporting requirements under the United States securities laws.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

     The holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by Holding with certain restrictive provisions of the Indenture by written consent or by the adoption of a resolution at a meeting. The holders of a majority in aggregate principal amount of the outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

REGISTRATION RIGHTS

     Holding has entered into a registration rights agreement with the initial purchaser of the Notes pursuant to which Holding has agreed to, at its expense, for the benefit of the holders of the Notes and the shares of Class A common stock issuable upon conversion thereof (together, the "Registrable Securities"),
(1) file with the SEC, within 90 days after the date of original issuance of the Notes, a registration statement (the "Shelf Registration Statement") covering resales of the Registrable Securities, (2) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Notes and (3) use all reasonable efforts to keep effective the Shelf Registration Statement until two years after the date it is declared effective or, if earlier, until there are no outstanding registrable securities (the "Effectiveness Period"). The Registration Statement of which this prospectus is a part has been filed to satisfy these obligations and any reference to Shelf Registration Statement shall mean such Registration Statement, as amended or supplemented. Any reference to the prospectus that is part of the Shelf Registration Statement shall mean this prospectus, as amended or supplemented.

     Holding will be permitted to suspend the use of the prospectus which is part of the Shelf Registration Statement in connection with sales of Registrable Securities during certain periods of time (not to exceed an aggregate of 45 days in any 90 day period, or an aggregate of 90 days in any 365 day period) under certain circumstances relating to pending corporate financings, acquisitions and other events. Holding will provide to each holder of Registrable Securities copies of the prospectus that is a part of the Shelf Registration Statement, notify each holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit public resales of the Registrable Securities.

     Holding may, upon written notice to all the holders, postpone having the Shelf Registration Statement declared effective as required by the registration rights agreement for a reasonable period not to exceed 90 days if Holding determines that it should disclose in the Shelf Registration Statement a financing, acquisition or other corporate transaction and Holding determines in good faith that such disclosure is not in the best interests of Holding and its stockholders. Notwithstanding any such postponement, if (1) on or prior to 90 days following the date of original issuance of the Notes, a Shelf Registration Statement has not been filed with the SEC or (2) on or prior to 180 days following the date of original issuance of the Notes, the Shelf Registration Statement is not declared effective (each, a "Registration Default"), additional interest ("Liquidated Damages") will accrue on the Notes, from and including the day following the Registration Default to but excluding the day on which the Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date as applicable, following the date on which the Liquidated Damages begin to accrue, and will accrue at a rate per annum equal to an additional one-quarter of one percent (.25%) of the principal amount, to and including the 90th day following the Registration Default and one-half of one percent (.5%) thereof from and after the 91st day following the Registration Default. In the event that the Shelf Registration Statement ceases to be effective (or the holders of Registrable Securities are otherwise prevented or restricted by Holding from effecting sales pursuant thereto) (an "Effective Failure") during the Effectiveness Period for more than 45 days, whether or not consecutive, during any 90 day period, or for more than 90 days, whether or not consecutive, during any 12-month period then, in either case, the interest rate borne by the Notes will increase by an additional one-half of one percent (.5%) per annum from the 46th day of the applicable 90 day period or the 91st day of the applicable 12-month period, as the case may be, until such time as the Effective Failure is cured.

     A holder who elects to sell any Registrable Securities pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to a holder making such election, including certain indemnification provisions.

     Holding has mailed a Notice and Questionnaire to the holders of Registrable Securities. No holder of Registrable Securities shall be entitled to be named as a selling securityholder in the Shelf Registration Statement as of the effective date of the Shelf Registration Statement, and no holder of Registrable Securities shall be entitled to use the prospectus forming a part thereof for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to Holding by the deadline for response set forth in the notice; provided, that holders of Registrable Securities shall have at least 28 calendar days from the date on which the Notice and Questionnaire is first mailed to such holders to return a completed and signed Notice and Questionnaire to Holding.

     After the effective date of the Shelf Registration Statement, Holding shall, upon the request of any holder of Registrable Securities that is not then named in the related prospectus, as promptly as reasonably practicable, send a Notice and Questionnaire to such holder. Holding shall not be required to take any action to name such holder as a selling holder in the Shelf Registration Statement until the holder has returned a completed and signed Notice and Questionnaire to Holding. Following its receipt of a Notice and Questionnaire, Holding will as promptly as practicable include the Registrable Securities covered by that Notice and Questionnaire in the Shelf Registration Statement, if not previously included.

     Holding has agreed in the registration rights agreement to use all reasonable efforts to cause the shares of Class A common stock issuable upon conversion of the Notes to be quoted on The Nasdaq National Market upon effectiveness of the Shelf Registration Statement.

TITLE

     Holding, the Trustee, any paying agent and any conversion agent may treat the registered owner (as reflected in the security register) of any Note as the absolute owner of that Note for the purpose of making payment and for all other purposes.

NOTICES

     Notice to holders of the Notes will be given by mail to the addresses of the holders as they appear in the security register. The notices will be deemed to have been given on the date of mailing.

     Notice of a redemption of Notes will be given at least once not less than 30 and not more than 60 days prior to the redemption date (which notice may be revoked) and will specify the redemption date.

REPLACEMENT OF NOTES

     Notes that become mutilated, destroyed, stolen or lost will be replaced by Holding at the expense of the holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to Holding and the Trustee, in the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and Holding may be required at the expense of the holder of the Note before a replacement Note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     Holding will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes. Holding is not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority.

GOVERNING LAW

     The Indenture and the Notes are governed by and to be construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE

     In case an event of default shall occur and shall not be cured, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity satisfactory to the Trustee.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see "Where You Can Find More Information".

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We currently have authority to issue 291,000,000 shares of capital stock, consisting of 270,000,000 shares of Class A common stock, $.01 par value, 18,000,000 shares of Class B common stock, $.01 par value, and 3,000,000 shares of preferred stock, $1.00 par value. As of September 1, 1999, 158,103,480 shares of our Class A common stock, 16,372,800 shares of our Class B common stock and no shares of our preferred stock were issued and outstanding.

     The authorized and unissued shares of common stock and preferred stock may be utilized for a variety of corporate purposes, including future public offerings and corporate acquisitions, and could be utilized, under certain circumstances, to delay, prevent or make more difficult a takeover or change in control of Holding.

     The rights of the holders of our Class A common stock and our Class B common stock discussed below are subject to such rights as our board of directors may from time to time confer on holders of our preferred stock that may be issued in the future. Such rights may adversely affect the rights of holders of our Class A common stock or our Class B common stock, or both.

COMMON STOCK

     VOTING RIGHTS. Except for the election of directors and as otherwise required by the law, the holders of our Class A common stock and our Class B common stock have one vote per share and vote as a single class on any matter submitted to a stockholder vote. Under the Delaware General Corporation Law, the holders of Class A common stock must vote separately as a class to approve any proposal to amend the certificate of incorporation to change the rights, preferences and limitations of Class A common stock. Our board of directors determines by resolution the number of directors we will have but, in any case, by our bylaws, we may not have less than three. We currently have nine directors.

     The holders of our Class B common stock are entitled to elect a majority
(five) of our board of directors. The holders of Class A common stock are entitled to elect the remaining (four) directors. Only the holders of the class of common stock that have elected a director or that have filled the vacancy of a director previously may remove or fill the vacancy of that director. If all of the shares of Class B common stock are converted into Class A common stock or are no longer outstanding, the holders of Class A common stock will be entitled to elect all of the directors, subject to any rights of the holders of preferred stock. The shares of Class A common stock and Class B common stock do not have cumulative voting rights.

     In general, the holders of our Class B common stock will be able to defeat any attempt to acquire control of us even if more than a majority of the holders of the outstanding shares of common stock favor a change of control. This could preclude holders of shares of our common stock from receiving any premium above market price for their shares that may be offered in an attempt to acquire control of us. By their ability to control the board of directors, the holders of our Class B common stock also will generally have the power to prevent certain fundamental corporate changes, like a sale of substantially all of our assets, a merger of our company or an amendment to our certificate of incorporation.

     DIVIDEND RIGHTS. Dividends may be paid on our Class A common stock and our Class B common stock when and as declared by our board of directors. Any dividend declared and payable in cash, capital stock (other than our Class A common stock or our Class B common stock) or other property must be paid equally on a share-for-share basis on Class A common stock and Class B common stock. Dividends and distributions payable in shares of Class A common stock may be paid only on shares of Class A common stock, and dividends and distributions payable in shares of Class B common stock may be paid only on shares of Class B common stock. If a dividend or distribution payable in Class A common stock is made on Class A common stock, the same dividend or distribution in Class B common stock has to be made on Class B common stock. Similarly, if a dividend or distribution payable in Class B common stock is made on Class B common stock, the same dividend or distribution in Class A common stock must be made on Class A common stock.

     LIQUIDATION RIGHTS. If there is a liquidation, distribution or winding up of Holding, the holders of our Class A common stock and the holders of our Class B common stock will be entitled to participate equally on a share-for-share basis in all distributions to the holders of common stock.

     CONVERSION RIGHTS. Our Class A common stock is not convertible. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of and without any cost to the holder of the share. Each share of Class B common stock automatically converts into one share of Class A common stock if that share of Class B common stock is sold or transferred to any person other than a member of the Control Group. In addition, each share of Class B common stock automatically converts into one share of Class A common stock if the number of shares of outstanding common stock held by the Control Group falls below 20 percent of the total number of shares of outstanding common stock.

     PREEMPTIVE RIGHTS. Neither the holders of Class A common stock nor the holders of Class B common stock have preemptive rights to purchase shares of Class A or Class B common stock or shares of stock of any other class that we may issue.

PREFERRED STOCK

     Our board of directors are authorized to issue, by resolution and without any action by stockholders, up to 3,000,000 shares of our preferred stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of Class A common stock. We have no present intention to issue any shares of preferred stock.

DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS.

     Our bylaws establish procedures for the nomination of candidates for election as directors and stockholder proposals. In order to nominate directors or bring other business before an annual meeting of stockholders, a stockholder must give notice to the secretary not less than 120 days and not more than 150 days prior to the date of our proxy statement for the preceding year's annual meeting. To make nominations or bring other business before a special meeting of stockholders, a stockholder must give notice to the secretary not less than 60 days and not more than 90 days prior to the date of the special meeting. Only the chief executive officer, the president, the majority of the board of directors or the holders of not less than 25% of our outstanding voting stock may call a special meeting of the stockholders. A stockholder may nominate a person to be a director only if that stockholder would be entitled to vote for that person in the election for that director. Also, the stockholder's notice for nominating a director must provide all information relating to the person being nominated that is required by Regulation 14A of the Exchange Act.

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

CERTAIN STATUTORY PROVISIONS.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

- - prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

- - upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans, or

- - on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding the stock owned by the interested stockholder.

     A "business combination" includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than the corporation and any direct or indirect majority owned subsidiary of the corporation, who (1) is the owner of 15% or more of the corporation's outstanding voting stock or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation's outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether a person is an interested stockholder, including the affiliates or associates of that person.

     Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     LIMITATIONS OF DIRECTOR LIABILITY. Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the full extent permitted by the law. Specifically, our directors are not personally liable for monetary damages to us or our stockholders for breach of the director's fiduciary duty as a director, except for liability for:

- - any breach of the director's duty of loyalty to us or our stockholders;

- - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

- - any transaction from which the director derived an improper personal benefit.

     These provisions in our certificate of incorporation do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. Moreover, these provisions probably would not bar claims against a director for violation of the federal securities laws.

     INDEMNIFICATION. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by law against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of our company. In addition, we must advance or reimburse directors and officers for expenses incurred by them relating to indemnifiable claims. We also maintain directors' and officers' liability insurance, which covers liabilities under the federal securities laws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our Class A common stock is The Bank of New York.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following describes the material United States federal income tax consequences to a United States holder, as defined below, of the ownership and disposition of the Notes and the Class A common stock into which the Notes may be converted. It deals only with Notes and shares of Class A common stock that are held as capital assets by investors who purchase the Notes in the offering at the offering price. It does not address special classes of holders including:

     -  dealers in securities or currencies,

     -  traders in securities that elect to mark to market,

     -  banks,

     -  insurance companies,

     - persons that hold Notes or the Class A common stock as a hedge, or hedged against, currency or interest rate risks or that are part of a straddle or conversion transaction, or

     -  persons whose functional currency is not the U.S. dollar.

     If you purchase the Notes at a price other than the offering price, amortizable bond premium or market discount rules may also apply. You should consult your tax advisor regarding this possibility. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, and administrative and judicial interpretations thereof, as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     Before purchasing these Notes, please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other jurisdiction.

FEDERAL INCOME TAX CONSEQUENCES OF THE REGISTRATION

     The registration of the Notes and the Class A common stock will not result in any income, gain or loss to the holders of the Notes or to Holding.

UNITED STATES HOLDER

     You are a "United States holder" if you are a beneficial owner and you are:

     -  a citizen or resident of the United States,

     -  a domestic corporation,

     - an estate whose income is subject to United States federal income tax regardless of its source, or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

  PAYMENT OF INTEREST

     Interest on your Note is taxable as ordinary income that you will recognize when you receive the interest or when the interest accrues, depending on your method of accounting for tax purposes. We intend to take the position that the likelihood of a repurchase upon a Change in Control, as described under "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control", is remote under the applicable Treasury regulations, and therefore, will not affect the yield to maturity of a Note. Accordingly, the Notes will not have any original issue discount.

  SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemption of a Note, you generally will recognize capital gain or loss equal to the difference between the amount realized (with the exception of any amount attributable to accrued but unpaid interest that is generally treated as ordinary income) and your tax basis in the Note. Your tax basis in your Note generally will be its cost. Your capital gain will be long-term capital gain that is taxed at a maximum rate of 20% if you are a non-corporate holder and have held the Note for longer than one year.

  CONVERSION OF THE NOTES

     You generally will not recognize any income, gain or loss upon the conversion of a Note into a Class A common stock, except with respect to cash received in lieu of a fractional share of Class A common stock or attributable to accrued interest on your converted Note. Your tax basis in the Class A common stock you receive on conversion of a Note will be the same as your basis in the Note at the time of the conversion, reduced by any basis allocable to a fractional share interest, and your holding period for the Class A common stock you receive on conversion will generally include the holding period of the Note converted, except with respect to any Class A common stock received in respect of accrued but unpaid interest.

     Cash you receive in lieu of a fractional share of Class A common stock upon conversion generally will be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock will result in capital gain or loss, measured by the difference between the cash you received for the fractional share and your adjusted tax basis in the fractional share.

  DIVIDENDS ON THE CLASS A COMMON STOCK

     The amount of any distribution you receive from us in respect of Class A common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of your basis in the shares of Class A common stock and thereafter as gain from the sale or exchange of the stock.

     In general, if you are a corporate United States holder any dividend you receive will qualify for the 70% dividends-received deduction if you own less than 20% of the voting power or value of our stock, other than non-voting, non-convertible, non-participating preferred stock. If you are a corporate United States holder and own 20% or more of the voting power and value of our stock, other than non-voting, non-convertible, non-participating preferred stock, you generally will qualify for an 80% dividends-received deduction. The dividends-received deduction is subject, however, to certain holding period, taxable income and other limitations. In addition, corporate holders should consider the rules under section 1059 of the Code that may reduce their basis in the Class A common stock.

     If at any time we make a distribution of cash or property to our stockholders or purchase Class A common stock and the distribution or purchase would be taxable to the stockholders as a dividend for United States federal income tax purposes, e.g. distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for Class A common stock, and in connection with such distribution the Conversion Rate of the Notes is increased, the increase in the Conversion Rate of the Notes may be deemed to be the payment of a taxable dividend to holders of the Notes, pursuant to section 305 of the Code, to the extent of our current or accumulated earnings and profits. Consequently, you could have taxable income as a result of an event pursuant to which you did not receive any cash or property.

  SALE OF CLASS A COMMON STOCK

     Upon your sale or exchange of Class A common stock, you generally will recognize capital gain or loss equal to the difference between the amount you received upon the sale or exchange and your tax basis in the Class A common stock. The capital gain or loss will be long-term if your holding period in the Class A common stock is more than one year at the time of the sale or exchange. Long-term capital gain of a non-corporate United States holder is generally subject to a maximum rate of 20%.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  PAYMENTS OF PRINCIPAL, INTEREST AND DIVIDENDS

     If you are a non-corporate United States holder, information reporting requirements generally will apply to payments within the United States of principal and interest on a Note or dividend payments on the Class A common stock.

     Additionally, backup withholding at a rate of 31% will apply to such payments if you:

     -  fail to provide an accurate taxpayer identification number or

     - are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

  PROCEEDS FROM THE SALE OF A NOTE OR CLASS A COMMON STOCK

     Payment of the proceeds from the sale of a Note to or through the United States office of a broker may be subject to information reporting and backup withholding. Payment of the proceeds from the sale of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting, but not backup withholding, may apply to such payments, however, if the broker is:

     -  a United States person,

     -  a controlled foreign corporation for United States tax purposes,

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

     - with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year

       -- one or more of its partners are United States persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or

       -- the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its records that the holder is a non-United States person and does not have actual knowledge that the holder is a United States person or otherwise establishes an exemption.

     The preceding discussion of certain United States federal income and estate tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the Notes and the Class A common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the Notes and the Class A common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes and the Class A common stock into which the Notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or the Class A common stock may be listed or quoted at the time of sale;

     -  in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     -  through the settlement of short sales.

     In connection with the sale of the Notes and the Class A common stock into which the Notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the Class A common stock into which the Notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the Notes or the Class A common stock into which the Notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the Notes or the Class A common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes or Class A common stock into which the Notes are convertible offered by them will be the purchase price of the Notes or Class A common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or Class A common stock to be made directly or through agents. Holding will not receive any of the proceeds from this offering.

     The Class A common stock is listed for trading on The Nasdaq National Market. The Notes are currently eligible for trading on the PORTAL System of the NASD.

     In order to comply with the securities laws of some states, if applicable, the Notes and Class A common stock into which the Notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and Class A common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and Class A common stock into which the Notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any Notes or Class A common stock described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific Notes or Class A common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     Holding entered into a registration rights agreement for the benefit of holders of the Notes to register their Notes and Class A common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Holding and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the Class A common stock, including liabilities under the Securities Act. Holding will pay substantially all of the expenses incurred by the selling holders of Holding incident to the offering and sale of the Notes and the Class A common stock.

                             VALIDITY OF SECURITIES

     The validity of the Notes and the Class A common stock issuable upon conversion thereof is being passed upon for us by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Holding as of September 25, 1998 and September 26, 1997 and for each of the years in the three year period ended September 25, 1998, included in this prospectus and the related financial statement schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K/A for the year ended September 25, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contain additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

   Public Reference Room           New York Regional Office            Chicago Regional Office
    450 Fifth Street, N.W.            7 World Trade Center                 Citicorp Center
         Room 1024                         Suite 1300                 500 West Madison Street
   Washington, D.C. 20549          New York, New York 10048                   Suite 1400
                                                                     Chicago, Illinois 60661-2511

     You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 0-22163.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference important business and financial information about us. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document, and later information that we file with the SEC will automatically update and supersede all of such information.

     This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC:

- - Our Annual Report on Form 10-K for our fiscal year ended September 25, 1998, filed on December 21, 1998, as amended by Form 10-K/A filed on January 20, 1999 (except for Item 8, "Financial Statements and Supplementary Data", which has been updated and included elsewhere in this prospectus);

- - Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998, filed on February 12, 1999;

- - Our Quarterly Report on Form 10-Q for the quarterly period ended March 26, 1999, filed on May 10, 1999;

- - Our Quarterly Report on Form 10-Q for the quarterly period ended June 25, 1999, filed on August 9, 1999;

- - Our Current Report on Form 8-K, filed on July 29, 1999; and

- - All documents filed with the SEC by us under Sections 13(a), 13(c) 14, and 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be part of this prospectus, effective as of the date these documents are filed.

     You can obtain any of the documents listed above from the SEC, through the SEC's Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                         Ameritrade Holding Corporation
                              4211 South 102nd St.
                             Omaha, Nebraska 68127
                       Attn: J. Peter Ricketts, Secretary
                                 (402) 331-7856

     We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Income.........................   F-4
  Consolidated Statements of Stockholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

     We have audited the accompanying consolidated balance sheets of Ameritrade Holding Corporation and its subsidiaries (collectively, the "Company") as of September 25, 1998 and September 26, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ameritrade Holding Corporation and its subsidiaries as of September 25, 1998 and September 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 25, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Omaha, Nebraska
October 27, 1998 (August 4, 1999 as to Note 11)

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                AS OF SEPTEMBER 26, 1997 AND SEPTEMBER 25, 1998

                                     ASSETS

                                                                  1997            1998
                                                              ------------   --------------
Cash and cash equivalents...................................  $ 53,522,447   $   24,526,935
Cash and investments segregated in compliance with federal
  regulations...............................................   319,763,921      503,455,354
Receivable from brokers, dealers, and clearing
  organizations.............................................    17,823,640       25,732,164
Receivable from customers and correspondents -- net of
  allowance for doubtful accounts: 1997 -- $249,949; 1998 --
  $1,039,788................................................   325,407,147      647,121,854
Furniture, equipment and leasehold improvements -- net of
  accumulated depreciation and amortization: 1997 --
  $3,732,790; 1998 -- $6,728,212............................     8,709,923       26,116,333
Goodwill -- net of accumulated amortization.................     6,346,763        5,983,761
Investments.................................................    12,597,972       30,760,729
Deferred income taxes.......................................        39,314               --
Other assets................................................    13,145,616       26,704,546
                                                              ------------   --------------
          Total assets......................................  $757,356,743   $1,290,401,676
                                                              ============   ==============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Payable to brokers, dealers and clearing organizations....  $  1,404,999   $   11,765,785
  Payable to customers and correspondents...................   666,279,440    1,136,082,337
  Accounts payable and accrued liabilities..................    19,252,931       30,716,987
  Notes payable.............................................            --       11,000,000
  Income taxes payable......................................     3,430,279        1,331,170
  Deferred income taxes.....................................            --       14,933,313
                                                              ------------   --------------
          Total liabilities.................................   690,367,649    1,205,829,592
                                                              ------------   --------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; authorized 3,000,000
     shares, none issued....................................            --               --
  Common stock, $0.01 par value:
     Class A -- 270,000,000 shares authorized; 157,841,076
       shares issued........................................     1,578,411        1,578,411
     Class B -- 18,000,000 shares authorized; 16,372,800
       shares issued and outstanding........................       163,728          163,728
                                                              ------------   --------------
          Total common stock................................     1,742,139        1,742,139
Additional paid in capital..................................    21,700,545       21,683,870
Retained earnings...........................................    43,546,410       43,756,848
Treasury stock -- Class A shares at cost (56,652 shares at
  September 25, 1998).......................................            --         (133,388)
Net unrealized investment gain..............................            --       17,522,615
                                                              ------------   --------------
          Total stockholders' equity........................    66,989,094       84,572,084
                                                              ------------   --------------
          Total liabilities and stockholders' equity........  $757,356,743   $1,290,401,676
                                                              ============   ==============

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                   1996            1997            1998
                                               ------------    ------------    ------------
Revenues:
  Commissions and clearing fees..............  $ 36,469,561    $ 51,936,902    $ 85,644,433
  Interest revenue...........................    22,517,655      36,622,800      66,716,234
  Equity income from investments.............     3,358,871       3,443,807       5,083,172
  Gain from sale of investment...............            --              --         794,634
  Other......................................     3,032,443       3,663,685       5,955,534
                                               ------------    ------------    ------------
          Total revenues.....................    65,378,530      95,667,194     164,194,007
  Interest expense...........................    11,039,777      18,428,854      29,278,536
                                               ------------    ------------    ------------
          Net revenues.......................    54,338,753      77,238,340     134,915,471
Expenses excluding interest:
  Employee compensation and benefits.........    14,049,642      19,290,808      36,082,707
  Commissions and clearance..................     2,530,642       3,320,262       5,762,336
  Communications.............................     3,685,535       5,623,468      12,926,154
  Occupancy and equipment costs..............     2,889,654       5,422,839      10,621,551
  Advertising................................     7,537,265      13,970,834      43,613,779
  Other......................................     5,228,422       8,185,016      25,377,918
                                               ------------    ------------    ------------
          Total expenses excluding
            interest.........................    35,921,160      55,813,227     134,384,445
                                               ------------    ------------    ------------
Income before provision for income taxes.....    18,417,593      21,425,113         531,026
Provision for income taxes...................     7,259,248       7,602,964         320,588
                                               ------------    ------------    ------------
Net income...................................  $ 11,158,345    $ 13,822,149    $    210,438
                                               ============    ============    ============
Basic earnings per share.....................  $       0.07    $       0.08    $       0.00
Diluted earnings per share...................  $       0.07    $       0.08    $       0.00
Weighted average shares outstanding --
  basic......................................   153,765,876     165,226,668     174,187,962
Weighted average shares outstanding --
  diluted....................................   153,765,876     165,233,442     174,464,730

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                           COMMON STOCK               ADDITIONAL
                                               ------------------------------------     PAID-IN      RETAINED      TREASURY
                                    TOTAL       CLASS A      CLASS B       TOTAL        CAPITAL      EARNINGS        STOCK
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 29, 1995....  $19,503,719   $1,595,811   $ 299,376   $ 1,895,187   $  (793,519)  $19,839,450   $(1,437,399)
  Net Income...................   11,158,345           --          --            --            --    11,158,345            --
  Retirement of treasury
    stock......................           --     (221,880)   (135,648)     (357,528)      193,663    (1,273,534)    1,437,399
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 27, 1996....   30,662,064    1,373,931     163,728     1,537,659      (599,856)   29,724,261            --
  Net Income...................   13,822,149           --          --            --            --    13,822,149            --
  Issuance of 48,000 shares
    from compensation plans....       33,750          480          --           480        33,270            --            --
  Issuance of 20,400,000 shares
    from initial public
    offering...................   22,471,131      204,000          --       204,000    22,267,131            --            --
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 26, 1997....   66,989,094    1,578,411     163,728     1,742,139    21,700,545    43,546,410            --
  Net Income...................      210,438           --          --            --            --       210,438            --
  Purchase of treasury stock...     (286,375)          --          --            --            --            --      (286,375)
  Reissuance of treasury
    stock......................      136,312           --          --            --       (16,675)           --       152,987
  Net unrealized investment
    gain.......................   17,522,615           --          --            --            --            --            --
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 25, 1998....  $84,572,084   $1,578,411   $ 163,728   $ 1,742,139   $21,683,870   $43,756,848   $  (133,388)
                                 ===========   ==========   =========   ===========   ===========   ===========   ===========

                                     NET
                                 UNREALIZED
                                 INVESTMENT
                                    GAIN
                                 -----------
Balance, September 29, 1995....  $        --
  Net Income...................           --
  Retirement of treasury
    stock......................           --
                                 -----------
Balance, September 27, 1996....           --
  Net Income...................           --
  Issuance of 48,000 shares
    from compensation plans....           --
  Issuance of 20,400,000 shares
    from initial public
    offering...................           --
                                 -----------
Balance, September 26, 1997....           --
  Net Income...................           --
  Purchase of treasury stock...           --
  Reissuance of treasury
    stock......................           --
  Net unrealized investment
    gain.......................   17,522,615
                                 -----------
Balance, September 25, 1998....  $17,522,615
                                 ===========

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                                1996           1997            1998
                                                            ------------   -------------   -------------
Cash flows from operating activities:
  Net income..............................................  $ 11,158,345   $  13,822,149   $     210,438
  Adjustments to reconcile net income to net cash from
    operating activities:
  Depreciation and amortization...........................     1,048,692       1,693,487       2,999,017
  Provision for losses....................................       148,014          59,000         815,000
  Deferred income taxes...................................      (358,139)        405,064       3,769,643
  Equity income from investments..........................    (3,358,871)     (3,443,807)     (5,083,172)
  Gain from sale of investment............................            --              --        (794,634)
  Amortization of goodwill................................       363,002         363,002         363,002
  Changes in operating assets and liabilities:
    Cash and investments segregated in compliance with
      Federal regulations.................................   (51,977,699)   (144,095,424)   (183,691,433)
    Receivable from brokers, dealers and clearing
      organizations.......................................    (5,080,870)     (2,726,778)     (7,908,524)
    Receivable from customers and correspondents..........   (36,035,750)   (159,391,092)   (322,529,707)
    Other assets..........................................      (658,027)     (7,132,072)    (13,558,930)
    Payable to brokers, dealers and clearing
      organizations.......................................    (1,664,200)        211,520      10,360,786
    Payable to customers and correspondents...............   105,080,587     309,336,470     469,802,897
    Accounts payable and accrued liabilities..............     1,999,534      12,031,923      11,464,056
    Income taxes payable..................................       244,342       2,623,568      (2,099,109)
                                                            ------------   -------------   -------------
      Net cash provided by (used in) operating
         activities.......................................    20,908,960      23,757,010     (35,880,670)
                                                            ------------   -------------   -------------
Cash flows from investing activities:
  Acquisition of subsidiary...............................      (188,953)             --              --
  Purchase of furniture, equipment and leasehold
    improvements..........................................    (1,104,124)     (6,657,232)    (20,405,427)
  Purchase of investments.................................    (6,272,361)       (659,613)     (1,652,740)
  Distributions received from investments.................     2,902,005       3,663,231      12,264,993
  Proceeds from sale of investments.......................            --              --       5,828,395
                                                            ------------   -------------   -------------
      Net cash used in investing activities...............    (4,663,433)     (3,653,614)     (3,964,779)
                                                            ------------   -------------   -------------
Cash flows from financing activities:
  Issuance of Class A common stock........................            --          33,750              --
  Proceeds from initial public offering, net of offering
    costs.................................................            --      22,471,131              --
  Proceeds from notes payable.............................            --              --      22,500,000
  Principal payments on notes payable.....................    (2,244,000)     (4,853,000)    (11,500,000)
  Purchase of treasury stock..............................            --              --        (286,375)
  Reissuance of treasury stock............................            --              --         136,312
                                                            ------------   -------------   -------------
      Net cash provided by (used in) financing
         activities.......................................    (2,244,000)     17,651,881      10,849,937
                                                            ------------   -------------   -------------
Net increase (decrease) in cash and cash equivalents......    14,001,527      37,755,277     (28,995,512)
Cash and cash equivalents at beginning of year............     1,765,643      15,767,170      53,522,447
                                                            ------------   -------------   -------------
Cash and cash equivalents at end of year..................  $ 15,767,170   $  53,522,447   $  24,526,935
                                                            ============   =============   =============
Supplemental cash flow information:
  Interest paid...........................................  $ 11,025,779   $  17,623,539   $  28,258,819
  Income taxes paid (refunds received)....................  $  7,342,359   $   4,525,078   $  (1,418,800)
Supplemental investing activities:
  Unrealized investment gain net of deferred taxes of
    $11,202,984...........................................  $         --   $          --   $  17,522,615
Noncash financing activities:
  Retirement of treasury stock............................  $  1,437,399   $          --   $          --

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The consolidated financial statements include the accounts of Ameritrade Holding Corporation and its wholly-owned subsidiaries (collectively, the "Company"), Advanced Clearing, Inc. ("Advanced Clearing"), formerly known as AmeriTrade Clearing, Inc., Accutrade, Inc. ("Accutrade"), Ameritrade (Inc.), formerly known as Ceres Securities, Inc., AmeriVest, Inc. ("AmeriVest"), formerly known as All American Brokers, Inc., K. Aufhauser & Company ("Aufhauser"), and OnMoney Financial Services Corporation ("OnMoney"). All significant intercompany balances and transactions have been eliminated.

     On September 27, 1996, the Company's Board of Directors approved a resolution to reincorporate in the State of Delaware and change its name from TransTerra Co. to Ameritrade Holding Corporation. The reincorporation was accomplished by exchanging each share of Class A and Class B common stock of TransTerra Co. for thirty shares of Class A and Class B common stock of the Company. On January 23, 1997, the Company effected an eight-for-five stock split in the form of a stock dividend. During 1998, the Company's Board of Directors declared a two-for-one common stock split, distributed August 1998, and effected in the form of a stock dividend. All share data and per share amounts have been restated to reflect these exchanges.

     The Company reports on a fifty-two/fifty-three week year. The fiscal years ended 1998, 1997, and 1996 were each fifty-two week years.

     Nature of Operations -- The Company provides discount securities brokerage services through its Ameritrade (Inc.), Accutrade, Aufhauser, and AmeriVest subsidiaries. The Company also provides trading execution and clearing services for its own broker-dealer operations and for unaffiliated broker-dealers through Advanced Clearing. OnMoney is a development-stage entity involved in on-line financial services. The Company's broker-dealer subsidiaries are subject to regulation by the Securities and Exchange Commission, the National Association of Securities Dealers, and the Chicago Stock Exchange, Inc.

     Capital Stock -- The authorized capital stock of the Company consists of Class A common stock, Class B common stock and preferred stock. Each share of Class A and Class B common stock is entitled to one vote on all matters, except that the Class B common stock is entitled to elect a majority of the directors of the Company and the Class A common stock is entitled to elect the remainder of the directors. Each class of common stock is equally entitled to dividends if, as and when declared by the Board of Directors. Shares of Class A common stock are not convertible, while each share of Class B common stock is convertible into one share of Class A common stock at the option of the Class B holder or upon the occurrence of certain events. Class A and Class B common stock have equal participation rights in the event of a liquidation of the Company.

     Voting, dividend, conversion and liquidation rights of the preferred stock would be established by the Board of Directors upon issuance of such preferred stock.

     Use of Estimates -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     Securities Transactions -- Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date. Revenues and expenses related to securities transactions, including revenues from execution agents, are also recorded on settlement date, which is not materially different than trade date.

     Depreciation and Amortization -- Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

     Goodwill is amortized on a straight-line basis generally over a twenty year period. Accumulated amortization at September 25, 1998 and September 26, 1997 was $1,243,026 and $880,024, respectively. The Company reviews its intangible assets for impairment at least annually or whenever events or change in circumstances indicate that the carrying amount of such asset may not be recoverable.

     Income Taxes -- The Company files a consolidated income tax return with its subsidiaries on a calendar year basis. Deferred income taxes are provided for temporary differences between financial statement and taxable income. The principal temporary differences arise from depreciation, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Cash and Cash Equivalents -- The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Segregated Cash and Investments -- Cash and investments consisting primarily of U.S. Treasury Bills and repurchase agreements at Advanced Clearing of $503,455,354 and $319,763,921 as of September 25, 1998 and September 26,
1997, respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

     Estimated Fair Value of Financial Instruments -- The Company considers the amounts presented for financial instruments on the consolidated balance sheets to be reasonable estimates of fair value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

     Investments -- The Company's investments in companies and partnerships are accounted for under the equity method when the Company has the ability to exercise significant influence over the investee's operating and financial policies. The cost method is used for investments that do not meet equity method requirements. The Company's investments in marketable equity securities are carried at fair market value and designated as available for sale. Unrealized gains and losses, net of deferred income taxes, are reflected as a separate component of stockholders' equity. Realized gains and losses are determined on the specific identification method and reflected in operations.

     Advertising -- The Company generally expenses advertising costs as they are incurred.

     Earnings Per Share -- The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("SFAS 128") and accordingly, restated all prior period earnings per share ("EPS") to conform with SFAS 128. This statement requires dual presentation of basic and diluted earnings per share on the face of the Statement

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

of Income. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of all classes common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or securities converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The adoption of SFAS 128 did not have a material effect on previously reported EPS.

     Stock Based Compensation -- As permitted by SFAS No. 123, Accounting for Stock Based Compensation, the Company accounts for its stock-based compensation on the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25.

     Reclassifications -- Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     SFAS No. 130 -- In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. The Company will report comprehensive income commencing in fiscal 1999.

     SFAS No. 131 -- In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). This statement requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and more specific and detailed geographic disclosures especially by countries as opposed to broad geographic regions. The provisions of SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. This statement will have no impact on the Company as the Company currently does not have reportable operating segments.

     SFAS No. 133 -- In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities. This statement revises the accounting for the recognition and measurement of derivatives and hedging transactions and is effective for fiscal years beginning after June 15, 2000. The Company has not determined the impact this statement will have on the consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

     Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

                                                      SEPTEMBER 26,    SEPTEMBER 25,
                                                          1997             1998
                                                      -------------    -------------
Receivable:
  Securities borrowed.............................     $15,072,400      $21,638,669
  Securities failed to deliver....................       2,751,240        4,069,740
  Clearing organizations..........................              --           23,755
                                                       -----------      -----------
     Total........................................     $17,823,640      $25,732,164
                                                       ===========      ===========
Payable:
  Securities loaned...............................     $        --      $ 5,519,000
  Securities failed to receive....................       1,005,984        2,227,342
  Clearing organizations..........................         399,015        4,019,443
                                                       -----------      -----------
     Total........................................     $ 1,404,999      $11,765,785
                                                       ===========      ===========

3. INVESTMENTS

     Knight/Trimark Group, Inc. -- Prior to July 8, 1998, the Company owned a
9.2 percent interest in Roundtable Partners L.L.C. ("Roundtable"), a company formed to hold equity interests in securities trading and market making companies. The Company had accounted for its investment in Roundtable under the equity method since its inception. On July 8, 1998, Roundtable was reorganized into a corporation known as Knight/Trimark Group, Inc. ("Knight/ Trimark") coincident with an initial public offering of Knight/Trimark common stock. As a result of this reorganization, all of the Company's ownership interest in Roundtable was converted to common stock of Knight/Trimark, which represents 7.7 percent of the issued and outstanding shares of common stock of Knight/Trimark. As of September 25, 1998, the Company also received a cash distribution of $7,817,329 in connection with the reorganization. The cash distribution was a return of capital, therefore there was no gain or loss associated with the distribution. As a result of the reorganization of Knight/Trimark and subsequent initial public offering in 1998, the Company accounts for its investment in Knight/Trimark as a marketable equity security held available-for-sale. The Company's investment in Knight/Trimark is subject to a 180-day sale restriction agreement from the initial public offering date with the underwriters of the initial public offering and potential registration costs. On September 25, 1998, the Company valued its investment in Knight/Trimark at $29,454,879. The Company's cost basis on September 25, 1998 was $729,280, therefore the gross unrealized gain is $28,725,599. The Company executes a portion of its securities transactions through subsidiaries of Knight/Trimark. Revenues related to such transactions totaled $9,435,696, $6,843,502, and $7,758,836 in 1998, 1997, and
1996, respectively. These amounts are included in Commissions and Clearing Fees.

     Comprehensive Software Systems, Ltd.("CSS") -- As of September 25, 1998, the Company owned 7.2 percent of CSS, a partnership formed for the purpose of developing software for securities broker-dealers, banks and other financial institutions. On June 3, 1998, the Company earned $794,634 on the sale of a portion of its limited partnership interest in CSS. As a result of this transaction, the Company's ownership interest in CSS decreased from 14.3 percent to 7.2 percent. Accordingly, the Company began accounting for its investment in CSS under the

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

cost method as of that date, and will, therefore, no longer recognize income or loss based on the operations of CSS.

     Adirondack Trading Partners, L.L.C. ("Adirondack") -- As of September 25, 1998, the Company owned a minority interest in Adirondack, a development-stage company formed to trade listed equity and index options. The Company accounts for its ownership in Adirondack under the cost method.

     Telescan, Inc. ("Telescan") -- As of September 26, 1997, the Company owned 769,794 shares of common stock of Telescan, a publicly traded software/online services company. During fiscal 1998, in a series of transactions, the Company sold its interest in Telescan.

4. NOTES PAYABLE

     The Company entered into a revolving credit agreement with a bank group on January 16, 1998. The revolving credit agreement permits borrowings up to $50 million through June 30, 1999, with permissible borrowings decreasing $2.5 million quarterly to $35 million maturity at December 31, 2000. The revolving credit agreement is collateralized by the common stock of the Company's subsidiaries, as well as all assets of the Company. Borrowings under the revolving credit agreement bear interest at prime rate less 0.75 percent (7.75 percent at September 25, 1998). The Company had outstanding indebtedness under the revolving credit agreement of $11 million at September 25, 1998. The Company pays a maintenance fee of 0.25 percent per annum of the unused credit available under the revolving credit agreement. The revolving credit agreement contains certain restrictions, including restrictions on the payment of cash dividends and additional borrowings.

5. INCOME TAXES

     Provision for income tax is comprised of the following for fiscal years ended:

                                                            1996          1997          1998
                                                            ----          ----          ----
Current expense (benefit):
  Federal............................................    $7,132,387    $7,150,775    $(3,051,000)
  State..............................................       485,000        47,125       (398,055)
                                                         ----------    ----------    -----------
                                                          7,617,387     7,197,900     (3,449,055)
Deferred expense (benefit):
  Federal............................................      (306,777)      344,066      3,383,013
  State..............................................       (51,362)       60,998        386,630
                                                         ----------    ----------    -----------
                                                           (358,139)      405,064      3,769,643
                                                         ----------    ----------    -----------
Provision for income taxes...........................    $7,259,248    $7,602,964    $   320,588
                                                         ==========    ==========    ===========

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                                  1996       1997       1998
                                                                  ----       ----       ----
Federal statutory rate......................................      35.00%     35.00%     35.00%
State taxes, net of federal tax effect......................       4.29       3.57       2.78
Amortization of goodwill....................................       0.75       0.59      23.93
State credits...............................................      (2.87)     (3.72)      0.00
Other.......................................................       2.24       0.05      (1.34)
                                                                  -----      -----      -----
Effective tax rate..........................................      39.41%     35.49%     60.37%
                                                                  =====      =====      =====

     Deferred tax assets (liabilities) are comprised of the following:

                                                                     1997              1998
                                                                     ----              ----
Unrealized investment gain..................................      $        --      $(11,202,984)
Depreciation and amortization, net..........................         (181,323)         (575,425)
Prepaid expenses............................................       (1,107,460)       (4,279,343)
                                                                  -----------      ------------
                                                                   (1,288,783)      (16,057,752)
Accrued liabilities.........................................        1,328,097         1,124,439
                                                                  -----------      ------------
Net deferred tax assets (liabilities).......................      $    39,314      $(14,933,313)
                                                                  ===========      ============

6. NET CAPITAL

     The Company's subsidiaries are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

     The Company's broker-dealer subsidiaries had net capital, in the aggregate, of $40,062,733 and $26,121,959 as of September 25, 1998 and September 26, 1997,
respectively, which exceeded aggregate minimum net capital requirements by $25,247,775 and $18,058,972, respectively. Subsidiary net capital in the amount of $14,814,958 and $8,062,987 as of September 25, 1998 and September 26, 1997,
respectively, is not available for transfer to the Company due to net capital regulations.

7. STOCK OPTION AND INCENTIVE PLANS

     The Company has two stock option plans, the Ameritrade Holding Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the Ameritrade Holding Corporation Directors Incentive Plan (the "Directors Plan"), both initiated in fiscal 1997.

     The Long-Term Incentive Plan authorizes the award of options to purchase Class A Common Stock, Class A Common Stock appreciation rights, shares of Class A Common Stock and performance units. The Long-Term Incentive Plan reserves 9,600,000 shares of the Company's Class A Common Stock for issuance to eligible employees. The Directors Plan authorizes the award of options to purchase Class A Common Stock. The Directors Plan reserves 960,000 shares of the Company's Class A Common Stock for issuance to non-employee directors. Options are generally granted at not less than the fair market value at grant date, vest over a one to three year period, and expire ten years after the grant date.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     A summary of the status of the Company's outstanding stock options as of September 26, 1997 and September 25, 1998 is presented below:

                                                 1997                            1998
                                     -----------------------------   -----------------------------
                                       NUMBER     WEIGHTED-AVERAGE     NUMBER     WEIGHTED-AVERAGE
                                     OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                                     ----------   ----------------   ----------   ----------------
Outstanding at beginning of year...          --           --            96,000         $1.25
  Granted..........................      96,000        $1.25         1,681,200         $2.14
  Exercised........................          --           --                --            --
  Canceled.........................          --           --                --            --
                                     ----------        -----         ---------         -----
Outstanding at end of year.........      96,000        $1.25         1,777,200         $2.09
Exercisable at end of year.........          --           --            96,000         $1.25
Available for future grant at end
  of year..........................  10,464,000                      8,782,800
Weighted-average fair value of
  options granted during the
  year.............................                    $1.12                           $1.23

     The following table summarizes information about the stock options outstanding at September 25, 1998:

                                        OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          ------------------------------------------------   -----------------------------
                                       WEIGHTED-AVERAGE
                                          REMAINING
                            NUMBER       CONTRACTUAL      WEIGHTED-AVERAGE     NUMBER     WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES  OF OPTIONS    LIFE(IN YEARS)     EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
- ------------------------  ----------   ----------------   ----------------   ----------   ----------------
$0.83-$1.66...........       96,000          6.44              $1.25           96,000          $1.25
$1.67-$2.50...........    1,653,600          7.14              $2.13               --             --
$2.51-$3.33...........       27,600          7.81              $2.86               --             --
                          ---------          ----              -----           ------          -----
$0.83-$3.33...........    1,777,200          7.11              $2.09           96,000          $1.25

     There are no Stock Appreciation Rights or performance units outstanding as of September 25, 1998.

     As discussed in Note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

     Pro forma information regarding the net income and earnings per share is required by SFAS 123. This information is required as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998 and 1997, respectively: risk-free interest rate of
5.95 percent and 6.37 percent; dividend yield of zero for both years; expected volatility of 49.8 percent for both years; and an expected option life of eight years for both years. The weighted average fair value

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

of options granted in fiscal 1997 and 1998 was $1.12 and $1.23, respectively. Pro forma net income and earnings per share are as follows:

                                                                     1997                1998
                                                                     ----                ----
Net Income:..........................         As reported         $13,822,149         $   210,438
                                              Pro forma            13,787,640            (301,983)
Basic earnings per share:............         As reported         $      0.08         $      0.00
                                              Pro forma                  0.08               (0.00)
Diluted earnings per share:..........         As reported                0.08                0.00
                                              Pro forma                  0.08               (0.00)

8. EMPLOYEE BENEFIT PLANS

     The Company has a profit-sharing plan under which the annual contribution is determined at the discretion of the Board of Directors. Profit sharing expense was $779,657, $595,222 and $388,800 for the fiscal years ended 1998, 1997 and 1996, respectively.

     The Company has a 401(k) plan covering all eligible employees. The plan provides for matching contributions at the discretion of the Board of Directors. Contribution expense under this plan was $-0-, $-0- and $9,093 for the fiscal years ended 1998, 1997 and 1996, respectively.

     The Company has an executive bonus plan that was designed to allow designated executive participants the opportunity to earn bonus awards with current and deferred components. The value of each component is based on the annual increase (if any) in the book value per share of the common stock. Executive bonus plan expense was $960,000, $2,170,000 and $1,710,000 for the fiscal years ended 1998, 1997 and 1996, respectively.

9. EARNINGS PER SHARE

     Reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share ("EPS") computation is presented below.

                                                        1996            1997            1998
                                                        ----            ----            ----
Net Income......................................    $ 11,158,345    $ 13,822,149    $    210,438
                                                    ------------    ------------    ------------
Weighted average shares outstanding -- basic....     153,765,876     165,226,668     174,187,962
Effect of dilutive securities:
  Assumed exercise of stock options.............              --           6,774         276,768
Weighted average shares outstanding --
  diluted.......................................     153,765,876     165,233,442     174,464,730
Earnings per share -- basic.....................    $       0.07    $       0.08    $       0.00
Earnings per share -- diluted...................    $       0.07    $       0.08    $       0.00

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

10. COMMITMENTS AND CONTINGENCIES

     Lease Commitments -- The Company and its subsidiaries have various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:

FISCAL YEAR ENDING                                              AMOUNT
- ------------------                                              ------
1999........................................................  $ 6,970,754
2000........................................................    6,028,228
2001........................................................    3,075,012
2002........................................................    1,776,036
2003........................................................    1,790,677
Thereafter (to December 31, 2017)...........................   20,904,751
                                                              -----------
Total.......................................................  $40,545,458
                                                              ===========

     The Company and certain of its subsidiaries lease one of their office facilities from the Chief Executive Officer of the Company. The lease expires on December 31, 2017, and provides for annual rentals of $1,288,000. Additionally, the Company and its subsidiaries lease certain computer equipment, office equipment, and office facilities under various operating leases. Rental expense was $6,225,232, $3,155,550 and $1,581,171 for fiscal years ended 1998, 1997 and
1996, respectively.

     Advertising Commitment -- The Company has entered into a two-year agreement with America Online, Inc. ("AOL") that will feature Ameritrade (Inc.) as one of four brokerages on AOL's Personal Finance Channel. The pact calls for the Company to pay AOL $12.5 million annually over a two-year term.

     Letter of Credit -- A letter of credit in the amount of $44 million as of September 25, 1998, has been issued by a financial institution on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letter of credit has been issued to support margin requirements. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letter of credit. As of September 25, 1998 and September 26, 1997, no amounts were outstanding under the credit facility. In addition, the same financial institution may make loans to Advanced Clearing if requested under a note. Advanced Clearing has pledged customer securities, the amount of which fluctuates from time to time, to secure its obligations under the letter of credit and the note.

     Legal -- On September 16, 1998, a putative class action complaint was filed in the District Court, Douglas County, Nebraska, seeking injunctive and equitable relief due to the Company's alleged breach of contract, violation of the Consumer Protection Act, fraudulent inducement, negligent misrepresentation, negligence, and unjust enrichment regarding the Company's alleged inability to handle the volume of subscribers to its Internet brokerage services. The complaint seeks injunctive relief enjoining alleged deceptive, fraudulent, and misleading practices and unspecified compensatory damages. The Company believes that it has viable defenses to the allegations raised in the complaint. However, because this proceeding is at a preliminary phase and the amount of damages sought has not been quantified, the Company is not presently able to predict the ultimate outcome of this matter.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     The Company and its subsidiaries are parties to a number of other legal matters arising in the ordinary course of business. In management's opinion, the Company has adequate legal defenses respecting each of these actions and does not believe that they will materially affect the Company's results of operations or its financial position.

     General Contingencies -- In the general course of business, there are various contingencies which are not reflected in the consolidated financial statements. These include Advanced Clearing's customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

     Advanced Clearing's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Advanced Clearing extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, Advanced Clearing executes and clears customer transactions involving the sale of securities not yet purchased (short sales), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, Advanced Clearing may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

     Advanced Clearing seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

     Advanced Clearing borrows securities both to cover short sales and to complete customer transactions in the event that a customer fails to deliver securities by the required date. Such borrowings are collateralized by depositing cash or pledging securities with lending institutions and are "marked to market" on a daily basis. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject Advanced Clearing to risk of loss. Advanced Clearing seeks to control the risk of loss by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

NOTE 11 -- SUBSEQUENT EVENTS

     Subsequent to September 25, 1998, the Company announced a two-for-one and a three-for-one stock split. Stockholders of record as of the close of business on February 5, 1999 received, in the form of a stock dividend, one additional share for each share held by them. This two-for-one split was distributed on or about February 22, 1999 and the stock began trading at post-split value on February 23, 1999. Stockholders of record as of the close of business on June 11, 1999 received, in the form of a stock dividend, two additional shares for each share held by them. This three-for-one split was distributed on July 2, 1999 and the stock began trading at post-split value on July 6, 1999. On July 1, 1999, the stockholders approved a restated certificate of incorporation increasing the number of shares of Class A common stock to 270,000,000 and

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

Class B common stock to 18,000,000. All share data and per share amounts have been restated to reflect the two-for-one and three-for-one stock splits.

     On August 4, 1999, the Company sold $200,000,000 principal amount of 5.75 percent Convertible Subordinated Notes due August 1, 2004 (the "Notes") to qualified institutional investors in a private placement pursuant to Rule 144A of the Securities Act of 1933. The Notes are convertible into a total of 6,142,470 shares of the Class A common stock of the Company at approximately $32.56 per share. On August 4, 1999, the Company used a portion of the proceeds of the Notes to repay all outstanding indebtedness under its revolving credit agreement. After the sale of the Notes, the Company will not be able to make additional borrowings under the revolving credit agreement until new arrangements have been made with the bank group.

                      QUARTERLY FINANCIAL DATA (UNAUDITED)
             (IN THOUSANDS, EXCEPT PER SHARE AND STOCK PRICE DATA)

                                                  FOR THE FISCAL YEAR ENDED SEPTEMBER 25, 1998
                                                  ---------------------------------------------
                                                    FIRST      SECOND       THIRD      FOURTH
                                                   QUARTER     QUARTER     QUARTER     QUARTER
                                                  ---------   ---------   ---------   ---------
Revenues........................................  $ 31,365    $ 36,762    $ 47,926    $ 48,141
Interest expense................................     5,689       6,684       8,320       8,586
                                                  --------    --------    --------    --------
          Net revenues..........................    25,676      30,078      39,606      39,555
Total expenses excluding interest...............    43,171      30,394      30,346      30,473
                                                  --------    --------    --------    --------
Income (loss) before provision for income
  taxes.........................................   (17,495)       (316)      9,260       9,082
Net income (loss)...............................  $(11,249)   $   (271)   $  5,940    $  5,790
                                                  --------    --------    --------    --------
Basic earnings (loss) per share.................  $  (0.06)   $  (0.00)   $   0.03    $   0.03
Diluted earnings (loss) per share...............  $  (0.06)   $  (0.00)   $   0.03    $   0.03
Stock price data ($)
  High..........................................      3.25        2.59        2.74        4.47
  Low...........................................      1.50        1.86        1.91        2.16

                                                  FOR THE FISCAL YEAR ENDED SEPTEMBER 26, 1997
                                                  ---------------------------------------------
                                                    FIRST      SECOND       THIRD      FOURTH
                                                   QUARTER     QUARTER     QUARTER     QUARTER
                                                  ---------   ---------   ---------   ---------
Revenues........................................  $ 19,042    $ 22,641    $ 24,904    $ 29,080
Interest expense................................     3,690       4,197       4,959       5,583
                                                  --------    --------    --------    --------
          Net revenues..........................    15,352      18,444      19,945      23,497
Total expenses excluding interest...............    15,416      13,036      12,805      14,556
                                                  --------    --------    --------    --------
Income (loss) before provision for income
  taxes.........................................       (64)      5,408       7,140       8,941
Net income (loss)...............................  $    (75)   $  3,469    $  4,587    $  5,841
                                                  --------    --------    --------    --------
Basic earnings (loss) per share.................  $   0.00    $   0.02    $   0.03    $   0.03
Diluted earnings (loss) per share...............  $   0.00    $   0.02    $   0.03    $   0.03
Stock price data ($)
  High..........................................       N/A        1.88*       1.53        2.24
  Low...........................................       N/A        1.35*       0.98        1.22

- ---------------

* Commencing March 4, 1997

     All information is adjusted for the two-for-one stock splits effective on August 18, 1998 and February 22, 1999 and the three-for-one stock split effective on July 2, 1999. The stock prices listed above do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

- ------------------------------------------------------
- ------------------------------------------------------

No person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                     Page
                                     ----
Summary............................    1
Risk Factors.......................    8
Cautionary Note Regarding
  Forward-Looking Statements.......   17
Ratio of Earnings to Fixed
  Charges..........................   17
Use of Proceeds....................   17
Selling Holders....................   18
Description of Notes...............   19
Description of Capital Stock.......   33
Material United States Federal
  Income Tax Considerations........   36
Plan of Distribution...............   39
Validity of Securities.............   40
Experts............................   41
Where You Can Find More
  Information......................   41
Index to Consolidated Financial
  Statements.......................  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                  $200,000,000

                               AMERITRADE HOLDING
                                  CORPORATION

                               5.75% Convertible
                             Subordinated Notes due
                                 August 1, 2004

                              6,142,470 Shares of
                              Class A Common Stock
                            issuable upon conversion
                                  of the Notes
                       ---------------------------------

                      Ameritrade Holding Corporation Logo
                       ---------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of the expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee and Nasdaq National Market listing fee.

SEC registration fee........................................    55,600
Nasdaq National Market listing fee..........................    17,500
Printing expenses...........................................    75,000
Legal fees and expenses.....................................    35,000
Accounting fees and expenses................................    10,000
Miscellaneous...............................................     6,900
                                                              --------
          Total.............................................  $200,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the provisions of the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws, which (1) require us to indemnify our directors and officers to the fullest extent permitted by law and (2) eliminate the personal liability of our directors to us and our stockholders for monetary damages for breach of their duty of due care, except (a) for any breach of the duty of loyalty; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (c) for liability under Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (d) for any transaction from which the director derived any improper personal benefit.

     We also maintain insurance on our directors and officers, which covers liabilities under the federal securities laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

     The following documents are filed with this registration statement.

        EXHIBIT
        -------
           4.1            Form of Stock Certificate (incorporated herein by reference to our Registration Statement on Form S-1, File No.
                          333-17495)
           4.2            Form of Note for Registrant's 5.75% Convertible Subordinated
                          Note, due August 1, 2004 (included in Exhibit 4.4)
           4.3            Indenture, dated as of August 4, 1999, between Registrant
                          and the Bank of New York, as trustee
           4.4            First Supplemental Indenture, dated as of August 4, 1999,
                          between Registrant and the Bank of New York, as trustee
           4.5            Registration Rights Agreement, dated August 4, 1999, between
                          Registrant and Goldman, Sachs & Co.
           5.1            Opinion of Mayer, Brown & Platt as to validity of securities
          12.1            Computation of Ratio of Earnings to Fixed Charges
          23.1            Consent of Deloitte & Touche LLP
          23.2            Consent of Mayer, Brown & Platt (included in Exhibit 5.1)
          24.1            Powers of Attorney (included on the signature page)
          25.1            Statement of Eligibility of Trustee

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and
     (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska on the 28th day of September, 1999.

                                            AMERITRADE HOLDING CORPORATION

                                            By:    /s/ ROBERT T. SLEZAK
                                              ----------------------------------
                                                Robert T. Slezak
                                                Vice President, Chief
                                                Financial Officer and Treasurer

                               POWERS OF ATTORNEY

     Each person whose signature appears below constitutes and appoints J. Joe Ricketts and Robert T. Slezak, or either of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated and on the 28th day of September, 1999.

                 SIGNATURE                                        POSITION
                 ---------                                        --------

            /s/ J. JOE RICKETTS                 Director, Chairman and Co-Chief Executive
- --------------------------------------------      Officer (Principal Executive Officer)
              J. Joe Ricketts

          /s/ THOMAS K. LEWIS, JR.              Co-Chief Executive Officer
- --------------------------------------------      (Principal Executive Officer)
            Thomas K. Lewis, Jr.

            /s/ ROBERT T. SLEZAK                Director, Vice President, Chief Financial
- --------------------------------------------      Officer and Treasurer (Principal Financial
              Robert T. Slezak                    and Accounting Officer)

            /s/ JOSEPH A. KONEN                 Director
- --------------------------------------------
              Joseph A. Konen

              /s/ GENE L. FINN                  Director
- --------------------------------------------
                Gene L. Finn

                 SIGNATURE                                        POSITION
                 ---------                                        --------

           /s/ DAVID W. GARRISON                Director
- --------------------------------------------
             David W. Garrison

           /s/ THOMAS Y. HARTLEY                Director
- --------------------------------------------
             Thomas Y. Hartley

         /s/ CHARLES L. MARINACCIO              Director
- --------------------------------------------
           Charles L. Marinaccio

            /s/ MARK L. MITCHELL                Director
- --------------------------------------------
              Mark L. Mitchell

              /s/ JOHN W. WARD                  Director
- --------------------------------------------
                John W. Ward

                               INDEX TO EXHIBITS


     4.1 Form of Stock Certificate (incorporated herein by reference to our Registration Statement on Form S-1, File No.
           333-17495)
     4.2   Form of Note for Registrant's 5.75% Convertible Subordinated
           Note, due August 1, 2004 (included in Exhibit 4.4)
     4.3 Indenture, dated as of August 4, 1999, between Registrant and the Bank of New York, as trustee
     4.4 First Supplemental Indenture, dated as of August 4, 1999, between Registrant and the Bank of New York, as trustee
     4.5   Registration Rights Agreement, dated August 4, 1999, between
           Registrant and Goldman, Sachs & Co.
     5.1   Opinion of Mayer, Brown & Platt as to validity of securities
    12.1   Computation of Ratio of Earnings to Fixed Charges
    23.1   Consent of Deloitte & Touche LLP
    23.2   Consent of Mayer, Brown & Platt (included in Exhibit 5.1)
    24.1   Powers of Attorney (included on the signature page)
    25.1   Statement of Eligibility of Trustee